FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of February 2006

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date March 17, 2006

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TYLER RESOURCES INC.

SUITE 500, 926 - 5TH AVENUE S.W.

CALGARY, ALBERTA, T2P 0N7

Tel: (403) 269-6753

NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

To the Shareholders:

TAKE NOTICE that an Annual & Special Meeting (the "Meeting") of the holders of the common shares (the "Shareholders") of Tyler Resources Inc. (the "Corporation") will be held at 10:00 a.m. (Calgary time) on Thursday, the 16th day of March, 2006, in the Eau Claire Room at The Westin Hotel, 320-4th Avenue S.W., Calgary, Alberta, for the following purposes, namely:

1.

to receive and consider the financial statements of the Corporation for the year ended July 31, 2005 and the auditors' report thereon;

2.

to elect the directors of the Corporation for the ensuing year;

3.

to appoint the auditors for the Corporation for the ensuing year and to authorize the directors to fix their remuneration;

4.

to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution approving the Corporation’s 2006 Stock Option Plan dated for reference February 1, 2006, and as described in the Corporation’s Management Proxy Circular dated February 3, 2006; and

5.

to transact such other business as may properly come before the Meeting or any adjournment or adjournments thereof.

Every registered holder of common shares (“Shares”) of the Corporation at the close of business on February 3, 2006 (the "Record Date") is entitled to receive notice of, and to vote such Shares at the Meeting, except to the extent that such registered holder has transferred the ownership of any Shares after the Record Date and the transferee of such Shares produces properly endorsed share certificates or otherwise establishes that he owns the Shares and demands, not later than ten days before the Meeting, that they are entitled to vote such Shares at the Meeting.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying Management Proxy Circular.

Shareholders who are unable to attend the Meeting in person and who wish to ensure that their Shares will be voted at the Meeting are requested to complete, sign and deliver the enclosed Form of Proxy to the attention of the Corporation's Secretary at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7 at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or any adjournment(s) thereof.  Further instructions with respect to voting by proxy are provided in the Form of Proxy and in the accompanying Management Proxy Circular.

SHAREHOLDERS ARE CAUTIONED THAT THE USE OF THE MAIL TO TRANSMIT PROXIES IS AT EACH SHAREHOLDER'S RISK.

DATED at Calgary, Alberta this 3rd day of February, 2006.        BY ORDER OF THE BOARD OF DIRECTORS

(signed) Jean Pierre Jutras

Chief Executive Officer, President

and Director

TYLER RESOURCES INC.

SUITE 500, 926 - 5TH AVENUE S.W.

CALGARY, ALBERTA, T2P 0N7

FORM OF PROXY FOR ANNUAL & SPECIAL MEETING OF SHAREHOLDERS

This proxy is solicited by the management of TYLER RESOURCES INC. (the "Corporation") for use at the Annual & Special Meeting (the "Meeting") of the holders of common shares (“shares”) of the Corporation (the "Shareholders") to be held at 10:00 a.m. (Calgary time) on Thursday, the 16th day of March, 2006, in the Eau Claire Room at The Westin Hotel, 320-4th Avenue S.W., Calgary, Alberta.

The undersigned Shareholder hereby appoints JEAN PIERRE JUTRAS, President of the Corporation, or failing him, GREGORY SMITH, Chairman of the Corporation, or instead of either of them,                                and

                           , as proxyholder and alternate proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Meeting and at any adjournment(s) thereof and on every ballot that may take place in connection therewith.  Without limiting the general power conferred, the undersigned hereby directs the said proxyholder and alternate proxyholder to vote the shares represented by this proxy in the manner as indicated below:

1.

TO VOTE FOR ☐ or WITHHOLD FROM VOTING FOR ☐ an ordinary resolution appointing as directors of the Corporation, the nominees for election as directors as proposed in the accompanying Management Proxy Circular dated February 3, 2006 (the “Circular”);

2.

TO VOTE FOR ☐ or WITHHOLD FROM VOTING FOR ☐ an ordinary resolution re-appointing PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation for the ensuing year and authorizing the directors of the Corporation to fix the auditors' remuneration;

3.

TO VOTE FOR ☐ or AGAINST ☐ an ordinary resolution approving, with or without variation, the Corporation’s 2006 Stock Option Plan dated for reference February 1, 2006, and described in the accompanying Circular dated February 3, 2006; and

 4.

With respect to any permitted amendment or variation of the above matters or the transaction of such other business as may properly come before the Meeting as the proxyholder or alternate proxyholder, in his sole discretion, may see fit.

WHERE THE SHAREHOLDER HAS SPECIFIED A CHOICE WITH RESPECT TO THE ABOVE MATTERS, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED AS DIRECTED ABOVE OR, IF NO DIRECTION IS GIVEN OR CHOICE SPECIFIED, THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN FAVOUR OF THE PROPOSED RESOLUTIONS.

THE UNDERSIGNED HEREBY REVOKES ANY PROXIES HERETOFORE GIVEN.

In addition to any other manner permitted by law, a Shareholder who has given a proxy may revoke it as to any matter on which a vote has not already been cast pursuant to the authority conferred by it by completing another proxy bearing a later date or by signing in person, or by attorney authorized in writing, a written revocation and depositing same with the Corporation's Secretary at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at any time up to and including the close of business on the business day immediately preceding the day of the Meeting or with the Chairman of the Meeting immediately prior to the commencement of the Meeting or any adjournment(s) thereof.

Each Shareholder has the right to appoint a person or persons, who need not be a Shareholder, other than the persons designated above, to attend as proxyholder or as alternate proxyholder and to act for him and on his behalf at the Meeting.  To exercise such right, the name of the Shareholder's nominee(s) should be legibly printed in the blank spaces provided or another proxy in proper form should be completed.

DATED this        day of                    , 2006.

(Signature of Shareholder)

(Name of Shareholder - please print)

Notes:

1.

If the appointer is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.

This proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.   If the proxy is not dated in the above space, it is deemed to bear the date on which it is mailed or delivered to the person making the solicitation.

3.

Persons signing as executors, administrators, trustees, etc., should so indicate.

4.

This proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of the Corporation's Secretary at Suite 500, 926 - 5th Avenue S.W., Calgary, Alberta, T2P 0N7, at least 48 hours (excluding Saturdays, Sundays and holidays) before the day of the Meeting, or any adjournment(s) thereof.

YOUR NAME AND ADDRESS AS LISTED ON THE ENVELOPE ARE SHOWN AS REGISTERED - PLEASE NOTIFY THE CORPORATION OF ANY CHANGE IN YOUR ADDRESS.

TYLER RESOURCES INC.

SUITE 500, 926 - 5TH AVENUE S.W.

CALGARY, ALBERTA, T2P 0N7

TEL.: (403) 269-6753

MANAGEMENT PROXY CIRCULAR

INFORMATION REGARDING PROXIES AND VOTING AT THE MEETING

SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of Tyler Resources Inc. (the "Corporation" or "Tyler") for use at the Annual & Special Meeting of the holders of common shares ("Common Shares") of the Corporation (the "Shareholders") to be held in the Eau Claire Room at the Westin Hotel, 320-4th Avenue SW, Calgary, Alberta, on Thursday, March 16, 2006, commencing at 10:00 a.m. (Calgary time) (the "Meeting"), for the purposes set forth in the Notice of Annual & Special Meeting (the "Notice") accompanying this Management Proxy Circular.  Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, facsimile or oral communication by the directors, officers and regular employees of the Corporation, at no additional compensation.  Costs associated with the solicitation of proxies will be borne by the Corporation.  Unless otherwise stated, information contained herein is given as of February 3, 2006.

Appointment of Proxyholders

The record date for the determination of Shareholders entitled to receive notice of and to vote at the Meeting is February 3, 2006 (the “Record Date”).  Only Shareholders whose names are entered in the Corporation's register of shareholders at the close of business on that date and holders of Common Shares issued by the Corporation after such date and prior to the Meeting will be entitled to receive notice of and to vote at the Meeting, provided that, to the extent a Shareholder transfers the ownership of any of his or her Common Shares after such date and the transferee of those Common Shares establishes that he or she owns such Common Shares and demands, not later than ten days before the Meeting, to be included in the list of Shareholders eligible to vote at the Meeting, such transferee will be entitled to vote those Common Shares at the Meeting.

Accompanying this Management Proxy Circular is an instrument of proxy for use at the Meeting.  Shareholders who are unable to attend the Meeting in person are required to date and sign the enclosed instrument of proxy and return it in the enclosed return envelope.  All properly executed instruments of proxy for Shareholders must be mailed so as to reach or be deposited with the Corporation’s Secretary at Suite 500, 926-5th Avenue S.W., Calgary, Alberta T2P 0N7 (facsimile number 403-266-2606) not later than 48 hours (excluding Saturdays, Sundays and statutory holidays in the Province of Alberta) prior to the time set for the Meeting or any adjournment thereof.

The persons designated in the instrument of proxy are directors or officers of the Corporation.  A Shareholder has the right to appoint a person (who need not be a Shareholder) other than the persons designated in the accompanying instrument of proxy, to attend at and represent the Shareholder at the Meeting.  To exercise this right, a Shareholder should insert the name of the designated representative in the blank space provided on the instrument of proxy and strike out the names of management's nominees or complete another appropriate form of proxy.

Signing of Proxy

The instrument of proxy must be signed by the Shareholder or the Shareholder's duly appointed attorney authorized in writing or, if the Shareholder is a corporation, under its corporate seal or by a duly authorized officer or attorney of the corporation.  An instrument of proxy signed by a person acting as attorney or in some other representative capacity (including a representative of a corporate Shareholder) should indicate that person's capacity (following his or her signature) and should be accompanied by the appropriate instrument evidencing qualification and authority to act (unless such instrument has previously been filed with the Corporation).

Revocability of Proxies

A Shareholder who has submitted an instrument of proxy may revoke it at any time prior to the exercise thereof.  In addition to any manner permitted by law, a proxy may be revoked by instrument in writing executed by the Shareholder or by his or her duly authorized attorney or, if the Shareholder is a corporation, under its corporate seal or executed by a duly authorized officer or attorney of the corporation and deposited with the Corporation’s Secretary at the address referred to above at any time up to and including the last business day preceding the day of the Meeting, or any adjournments thereof, at which the instrument of proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.  In addition, an instrument of proxy may be revoked: (i) by the Shareholder personally attending the Meeting and voting the securities represented thereby or, if the Shareholder is a corporation, by a duly authorized representative of the corporation attending at the Meeting and voting such securities; or (ii) in any other manner permitted by law.

Voting of Proxies and Exercise of Discretion by Proxyholders

All Common Shares represented at the Meeting by properly executed proxies will be voted on any ballot that may be called for and, where a choice with respect to any matter to be acted upon has been specified in the instrument of proxy, the Common Shares represented by the instrument of proxy will be voted in accordance with such instructions.  The management designee named in the accompanying instrument of proxy will vote or withhold from voting the Common Shares in respect of which they are appointed in accordance with the direction of the Shareholder appointing him or her on any ballot that may be called for at the Meeting.  In the absence of such direction, such Common Shares will be voted "FOR" the proposed resolutions at the Meetings.  The accompanying instrument of proxy confers discretionary authority upon the persons named therein with respect to amendments of or variations to the matters identified in the accompanying Notice and with respect to other matters that may properly be brought before the Meeting.  At the time of printing this Management Proxy Circular, the management of the Corporation knows of no such amendment, variation or other matter to come before the Meeting other than the matters referred to in the accompanying Notice.  However, if any other matter properly comes before the Meeting, the accompanying Form of Proxy will be voted on such matter in accordance with the best judgment of the person(s) named as proxyholder therein.

VOTING SHARES AND PRINCIPAL HOLDERS OF COMMON SHARES

Voting of Common Shares – General

Shareholders of record on the Record Date are entitled to receive notice of and attend the Meeting and vote thereat on the basis of one vote for each Common Share held, except to the extent that: (i) a registered Shareholder has transferred the ownership of any Common Shares subsequent to the Record Date; and (ii) the transferee of those Common Shares produces properly endorsed share certificates, or otherwise establishes that he or she owns the Common Shares and demands, not later than ten days before the Meeting, that his or her name be included on the Shareholder list before the Meeting, in which case the transferee shall be entitled to vote his or her Common Shares at the Meeting.

On the Record Date, of the Corporation's authorized unlimited number of Common Shares, 90,299,199 Common Shares were issued and outstanding as fully paid and non-assessable.

Non-Registered Holders

Only registered holders of Common Shares, or the persons they appoint as their proxies, are permitted to attend and vote at the Meeting.  However, in many cases, Common Shares beneficially owned by a holder (a "Non-Registered Holder") are registered either:

(a)

in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Common Shares.  Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans; or

(b)

in the name of a clearing agency (such as The Canadian Depository for Securities Limited or "CDS").

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice, this Management Proxy Circular and the form of proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.

Intermediaries are required to forward meeting materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Typically, Intermediaries will use a service company (such as ADP Investor Communications ("ADP")) to forward meeting materials to Non-Registered Holders.

Generally, Non-Registered Holders who have not waived the right to receive meeting materials will:

(c)

have received as part of the Meeting Materials a voting instruction form which must be completed, signed and delivered by the Non-Registered Holder in accordance with the directions on the voting instruction form; voting instruction forms sent by ADP permit the completion of the voting instruction form by telephone or through the Internet at www.proxyvotecanada.com; or

(d)

less typically, be given a proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature) which is restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder but which is otherwise uncompleted.  The Non-Registered Holder need not sign this form of proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and deposit it with Tyler Resources Inc., Suite 500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7, as described above.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares they beneficially own.  Should a Non-Registered Holder wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should strike out the names of the persons named in the proxy and insert the Non-Registered Holder's (or such other person's) name in the blank space provided or, in the case of a voting instruction form, follow the corresponding instructions on the form.  In either case, Non-Registered Holders should carefully follow the instructions of their Intermediaries and their service companies.

Only registered Shareholders have the right to revoke a proxy.  Non-Registered Holders who wish to change their vote must in sufficient time in advance of the Meeting, arrange for their respective Intermediaries to change their vote and if necessary revoke their proxy in accordance with the revocation procedures set above.

Principal Holders of Common Shares

To the knowledge of the directors and senior officers of the Corporation, as of February 3, 2006, only the following corporation beneficially owns, directly or indirectly, or exercises control or direction over more than ten percent of the votes attached to the securities of the Corporation:

Name and Address	Number of Common Shares	Percentage of Issued Common Shares
CDG Investments Inc.(1) Suite 500, 926 - 5th Ave. S.W. Calgary, Alberta T2P 0N7	14,146,952	16%

Note:

(1) CDG Investments Inc. is a public company and its common shares are listed and posted for trading on the CNQ (CDGI) and the OTCBB (CDGEF).  The President, Chief Executive Officer and a Director of CDG Investments Inc. is Mr. James Devonshire, the former Chairman and CEO of the Corporation

PARTICULARS OF MATTERS TO BE ACTED UPON

Financial Statements

The Financial Statements of the Corporation for the year ended July 31, 2005 and the Auditors' Report thereon accompanying this Management Proxy Circular will be placed before the Shareholders at the Meeting for their consideration.

Shareholders who wish to receive interim financial statements are encouraged to send the enclosed notice, in the addressed envelope to the Corporation at #500, 926-5th Avenue S.W., Calgary, Alberta, T2P 0N7.

Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of the election, as directors, of the nominees whose names are set forth below.  The number of directors to be elected at the Meeting was previously fixed at five and the Corporation will now set the number of directors at six.  It is intended that each person whose name appears hereunder will be nominated at the Meeting for election as a director of the Corporation to serve until the next annual meeting of the Shareholders of the Corporation, unless his office is earlier vacated.  Five of the nominees are currently members of the board of directors of the Corporation.

In the event that prior to the Meeting, any vacancies occur on the slate of nominees submitted herewith, it is intended that discretionary authority will be granted to vote proxies solicited by or on behalf of Management for the election of any other person or persons as directors.  Management is not presently aware that any such nominees would not be willing to serve as director if elected.

The following information concerning the proposed nominees has been furnished by each of them:

Name, Present Office Held and Municipality of Residence	Principal Occupation or Employment for the Last Five Years	Director Since	Common Shares Owned(2) (3)
Jean Pierre Jutras President, CEO and Director Calgary, Alberta	Employed directly by the Corporation since 2006. Self employed Professional Geologist from 1996 to 2006. Director and Vice-President of Manson Creek Resources Ltd., and a director and Vice-President of Northern Abitibi Mining Corp. Vice President of CDG Investments Inc. from 2000 to 2003.	December 19, 2001	502,000
Greg Smith (1) Director, Chairman Calgary, Alberta	Self-employed Chartered Accountant. President of Oakridge Financial Management Inc., Chief Financial Officer of CDG Investments Inc., Maglin Furniture Systems Ltd. and Aloak Corp. Director of Armistice Resources Ltd.	December 20, 2000	1,091,000
Lesley Hayes (1) Director Calgary, Alberta	Self-employed consultant from 2002 to date. From 1999 to 2002 Practice Manager Creative Services, Burntsand Inc. Director of Northern Abitibi Mining Corp. since 1996.	February 11, 1997	-
Shane Ebert, Ph.D. (1) Vice-President Expl./ Director Prince George, British Columbia	Self-employed Professional Geologist. Consulting Geologist and Research Associate at the Mineral Deposit Research Unit (MDRU) University of British Columbia from 1999-2005. President of Hot Spring Gold Corporation and consulting geologist 1996 to present. Director and President of Northern Abitibi Mining Corp. since 2003 and 2005 respectively. Director of Manson Creek Resources Ltd. since 2001.	January 26, 2004	162,000
Alan Craven, P.Eng Director Calgary, Alberta	Professional Engineer. President and CEO of Associated Mining Consultants Ltd. since 2005. Vice-President and General Manager of Associated Mining Consultants Ltd. from 1981 to 2005 responsible for the technical, operational and commercial management of the company.	June 14, 2005	6,000
Theodore Renner, Nominee Okotoks, Alberta	A self-employed private business executive with B.Sc. Degree in Mechanical Engineering and MBA. Previous extensive experience over the last 25 years working with senior management in the oil and gas resource industry for various public companies and venture capital groups including President, CEO and Director Wascana Energy, President, CEO and Director Mark Resources. Director of Uravan Minerals Inc.	-	-

Notes:

(1)

The Corporation does not have an Executive Committee.  Under applicable corporate legislation, the Corporation is required to have an Audit Committee, the members of which are Messrs. Smith and Ebert and Ms. Hayes.

(2)

Options and Warrants held by Directors and/or Nominees are summarized as follows:

Holder	Number of Options/Warrants	Exercise Price	Expiry Date
Jean Pierre Jutras	700,000 Options 310,000 Options 325,000 Options 225,000 Options 200,000 Options 80,000 Warrants	$0.10 $0.20 $0.35 $0.65 $1.50 $1.75	December 15, 2008 January 29, 2009 July 22, 2007 December 16, 2009 May 2, 2008 April 26, 2007
Gregory Smith	100,000 Options 150,000 Options 150,000 Options 80,000 Warrants	$0.20 $0.35 $0.65 $1.75	January 29, 2009 July 22, 2007 December 16, 2009 April 26, 2007
Lesley Hayes	150,000 Options 150,000 Options 100,000 Options	$0.20 $0.35 $0.65	January 29, 2009 July 22, 2007 December 16, 2009
Shane Ebert	30,000 Options 240,000 Options 275,000 Options 225,000 Options 125,000 Options 12,000 Warrants	$0.10 $0.20 $0.35 $0.65 $1.50 $1.75	December 15, 2008 January 29, 2009 July 22, 2007 December 16, 2009 May 2, 2008 April 26, 2007
Alan Craven	200,000 Options	$1.00	July 20, 2010

(3)

The information as to the number of Common Shares beneficially owned, not being within the knowledge of Tyler, has been furnished by the respective nominees.

Corporate Cease Trade Orders or Bankruptcies

No director of the Corporation is, or has been within the past ten years, a director or officer of any other company that, while such person was acting in that capacity:

(i)

was the subject of a cease trade or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after that individual ceased to be a director or officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days; or

(iii)

within a year of that individual ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

Individual Bankruptcies

No director of the Corporation is or has, within the ten years prior to the date hereof, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the assets of that individual.

APPOINTMENT OF AUDITORS

Unless otherwise directed, the management designees named in the accompanying instrument of proxy intend to vote in favour of the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, as auditors of the Corporation, to hold office until the close of the next annual meeting, and further intend to vote that the fixing of the remuneration be a matter left to the directors of the Corporation.

STOCK OPTION PLAN

In August of 2002, the TSX Venture Exchange ("TSX.V") adopted a new stock option policy whereby all Tier 2 Corporations must implement and approve yearly a stock option plan. In accordance with this policy, the Corporation adopted a 2002 Stock Option Plan on November 7, 2002, which was approved by the Shareholders at the Annual & Special Meeting held on December 18, 2002.  The Plan authorizes the Board to issue options to directors, officers, key employees and others who are in a position to contribute to the future success and growth of the Corporation.   It is the intention of the board of directors of the Corporation to rename the 2002 Plan, the 2006 Stock Option Plan (the “Plan”), otherwise without amendment.

Under the Plan, the aggregate number of shares issuable upon exercise of options granted thereunder may not exceed 10% of the total number of outstanding shares of the Corporation at the time the options are granted.  Further, the aggregate number of shares issuable upon the exercise of the options granted thereunder to any one individual may not exceed 5% of the total number of outstanding shares of the Corporation. Options issued pursuant to the Plan must have an exercise price not less than that from time to time permitted by the stock exchange on which the shares are then listed. The period during which an option may be exercised shall be determined by the Board at the time the option is granted, subject to any vesting limitations which may be imposed by the Board at the time such option is granted, provided no option shall be exercisable for a period exceeding 5 years from the date the option is granted unless specifically provided by the board of directors of the Corporation and in any event, no option shall be exercisable for a period exceeding 10 years from the date the option is granted.

The options granted under the Plan expire on the earlier of the date of the expiration of the option period noted above and must expire 90 days after the date a holder ceases to hold the position or positions of director, officer, employee or consultant of the Corporation and within 30 days for any optionee engaged in investor relations activities.  In the event of the death or permanent disability of a holder, any option previously granted to him shall be exercisable until the end of the option period noted above or until the expiration of 12 months after the date of death or permanent disability of such option holder, whichever is earlier.

In the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change in control of the Corporation, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

The approval by Shareholders requires a favourable vote of a majority of the Common Shares voted in respect thereof at the Meeting.

Of the 9,029,920 options eligible for grant under the Plan, 5,658,200 options are currently granted and outstanding.  These options have been granted to directors, officers and employees/consultants of the Corporation (at exercise prices of $0.10-$1.54 per Common Share).

The text of the resolution regarding this matter is as follows:

“BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT the Corporation’s 2006 Stock Option Plan, dated for reference February 1, 2006 and described in the Corporation’s Management Proxy Circular dated February 3, 2006, be and is hereby approved and ratified.”

It is the intention of the persons named in the enclosed Instrument of Proxy, if not expressly directed otherwise in such Instrument of Proxy, to vote such proxies FOR the ordinary resolution to approve the 2006 Plan.

STATEMENT OF EXECUTIVE COMPENSATION

Aggregate Compensation

During the financial year ended July 31, 2005, there were two Executive Officers of the Corporation who received, in the aggregate, cash remuneration of $169,210.  Such compensation was paid to the individuals or their controlled corporations in consideration for consulting services provided and billed on an hourly or per diem basis.

Summary Compensation Table

The following table sets forth information concerning the total compensation paid, during each of the last three financial years (as applicable), to the Corporation's Chairman and Chief Executive Officer and President and Chief Operating Officer (the "Named Executive Officers"), who received remuneration, determined on the basis of base salary and bonuses, during the financial years ended July 31.

	Annual Compensation			Long-term Compensation
Name and Principal Position	Year Ended July. 31	Salary(1) ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options/ Granted (#)	Restricted Shares/Units Awarded (#)	LTIP Payouts ($)	All Other Compensation ($)

Jean Pierre Jutras(2) President, CEO	2005 2004 2003	109,490 99,200 47,300	Nil Nil Nil	Nil Nil Nil	425,000 1,335,000 -	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
James Devonshire (3) Past Chairman, CEO	2005 2004 2003	59,720 53,780 14,550	Nil Nil Nil	Nil Nil Nil	475,000 975,000 -	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

Notes:

(1)

Perquisites and other personal benefits received did not exceed the lesser of $50,000 and 10% of the total annual salary and bonuses for any of the Named Executive Officers.  All amounts appearing hereunder represent the annual total of per diem or hourly billings from the individuals’ controlled Corporations.

(2)

Jean Pierre Jutras served as interim President from June 7 to November 8, 2001 and as V.P. Exploration Mexico from January 12, 2001.  Mr. Jutras was appointed President on December 19, 2001 and CEO on November 18, 2005. The services of Mr. Jutras were made available to the Corporation through 635280 Alberta Ltd., a company controlled by Mr. Jutras.

(3)

James Devonshire was appointed interim President as of August 10, 2000 and President on December 20, 2000.  The services of Mr. Devonshire were made available to the Corporation by Kingslea Financial Corp., a company controlled by Mr. Devonshire.  Mr. Devonshire took an official leave of absence on June 7, 2001 and returned as President from November 8, 2001 until December 19, 2001.  He was appointed Chairman and CEO on December 19, 2001.  He served as CEO until November 18, 2005 and Chairman until his retirement, effective December 31, 2005.

Long-Term Incentive Plan Awards Table

The Corporation has no long-term incentive plans.

Stock Option Plan

See "Stock Option Plan" in this Management Proxy Circular for a summary of the 2006 Plan.

Options/SARs Granted During the Most Recently Completed Financial Year

The following table sets forth the stock options or stock appreciation rights (SARs) granted to the Named Executive Officers for the financial year ended July 31, 2005:

	Securities Under Options/SARs Granted (#)	% of Total Options/SARs granted in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date
Jean Pierre Jutras	225,000 200,000	9.5% 8.4%	$0.65 $1.50	$0.64 $1.53	Dec 16/09 May 2/08
James Devonshire	275,000 200,000	11.6% 8.4%	$0.65 $1.50	$0.64 $1.53	Dec 16/09 May 2/08

Aggregated Option/SAR Exercises During the Year Ended July 31, 2005 and Financial Year-end Option/SAR Values

The following table sets forth certain information respecting the numbers and accrued value of unexercised stock options as at July 31, 2005 and options exercised by the Named Executive Officers during the financial year ended July 31, 2005:

	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options/SARs as at July 31, 2005 (#)		Value of Unexercised In-the-Money Options/SARs as at July 31, 2005 (1) ($)

			Exercisable	Unexercisable	Exercisable	Unexercisable
Jean Pierre Jutras	50,000	$74,000	1,985,000	Nil	2,104,100	Nil
James Devonshire	675,000	$670,000	1,000,000	Nil	1,060,000	Nil

Note:

(1)       Calculated as the difference in the market value of the securities underlying the options at July 31, 2005 and the exercise price.

Table of Option and SAR’s Repricings/Cancellations

No stock options or stock appreciation rights granted to the Named Executive Officers for the financial year ended July 31, 2005 have been cancelled or expired.

CORPORATE GOVERNANCE DISCLOSURE

Corporate governance relates to the activities of the Board of Directors, the members of which are elected by and are accountable to the Corporation’s shareholders, and takes into account the role of the individual members of management who are appointed by the Board and who are charged with the day-to-day management of the Corporation.  The Board is committed to sound corporate governance practices, which are both in the interests of its shareholders and contribute to effective and efficient decision-making.  The Corporation believes that its corporate governance practices ensure that the business and affairs of the Corporation are effectively managed so as to enhance shareholder value.

Disclosure of Corporate Governance Practices

The Corporation has reviewed its own corporate governance practices in light of the guidelines contained in National Instrument 58-201 – Corporate Governance Guidelines (“NI 58-201”).  The Corporation’s practices comply generally with the guidelines; however, the Board considers that some of the guidelines are not suitable for the Corporation at its current stage of development and therefore these guidelines have not been adopted.  Set out below is a description of the Corporation’s corporate governance practices as required by National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”).

Board of Directors

The Board functions independently of management because a half of the members are non-management.  The Board has determined that three of six Directors proposed for election at the meeting are independent.  An “independent” director is a director who is independent of management and free from any interest any business or other relationship that could, or could reasonably be perceived to materially interfere with the director’s ability to act in the best interests of the Corporation, other than interests arising from shareholders.  These directors are Lesley Hayes, Alan Craven and Theodore Renner.  Messrs. Jutras and Ebert are not considered to be “independent” directors because they are officers of the Corporation and Mr. Smith is a director and officer of CDG Investments, which holds approximately 16% of the common shares of the Corporation.

Other Directorships

The following directors are currently directors of other reporting issuers or their equivalent in a domestic or foreign jurisdiction.

Name of Director	Name of Company	Position	Term of Service
Gregory H. Smith	CDG Investments Inc. Armistice Resources Ltd. Aloak Corp.	Director CFO Director Director CFO	March 1997 – Present February 2001 – Present November 1987 – Present March 2003 – Present February 2001 – Present
Lesley Hayes	Northern Abitibi Mining Corp.	Director	December 1996 – Present
Shane Ebert	Manson Creek Resources Ltd. Northern Abitibi Mining Corp.	Director President/Director	March 2001 - Present March 2003 - Present
Jean Pierre Jutras	Manson Creek Resources Ltd. Northern Abitibi Mining Corp.	Director/VP Director	October 2000 – Present October 2000 - Present
Theordore Renner	Uravan Minerals Inc.	Director	October 1999 – Present

Orientation and Continuing Education

At present, each new director is given an outline of the nature of the Corporation’s business, its corporate strategy, and current issues with the Corporation.  New directors are also required to meet with management of the Corporation to discuss and better understand the Corporation’s business and policies. As each director has a different skill set and professional background, orientation will be tailored to the particular needs and experience of each director.

Continuing education is provided through relevant reading materials, board meeting presentations and discussions to ensure the directors maintain the knowledge and skill necessary to meet their obligations as directors.  In addition, management of the Corporation makes itself available for discussion with all Board members.

Ethical Business Conduct

To encourage and promote a culture of ethical business conduct, the Board of Directors has adopted a code of business conduct and ethics applicable to all members of the Corporation including directors, officers, consultants and employees.  Each director, officer, consultant and employee of the Corporation receives a copy of the code of business conduct and ethics.

In addition, the Board of Directors monitors the ethical conduct of the Corporation to ensure that it complies with applicable legal and regulatory requirements, such as those of relevant securities commission, stock exchanges and the Business Corporations Act.  The Board of Directors believes that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and common law, as well as the restrictions placed by applicable corporate legislation on the individual directors’ participation in decisions of the Board of Directors in which the director has an interest, have been sufficient to ensure that the Board of Directors operated independently of management and in the best interest of the Corporation.

The Board of Directors has also adopted a “Whistleblower Policy” wherein employees, directors, officers or consultants of the Corporation are provided with a mechanism by which they can raise concerns in a confidential, anonymous process.

Nominating and Corporate Governance Committee

The Nominating and Corporate Governance Committee is comprised of three directors, Lesley Hayes, Alan Craven and Gregory Smith (Chairman).    Ms. Hayes and Mr. Craven are considered to be “independent” directors and Mr. Smith, who is a director and officer of CDG Investments, which holds approximately 16% of the common shares of the Corporation is not.

The Nominating and Governance Committee develops the Corporation’s approach to governance issues in general and is responsible for establishing the processes for assessing the effectiveness of the Board as a whole, the Committees of the Board, and each individual Director.

The Nominating and Governance Committee identifies, recruits, nominates, endorses and recommends appointment of new Directors based on the needs of the Board. Generally, new nominees for Directors must have a track record in general business management, special expertise in an area of strategic interest to the Corporation, the ability to devote the time required, shown support for the Corporation’s mission and strategic objectives, and a willingness to serve.

Compensation

The Board has a Compensation Committee comprised of three directors Lesley Hayes (Chairman), Alan Craven and Gregory Smith. Ms. Hayes and Mr. Craven are considered to be “independent” directors and Mr. Smith, who is a director and officer of CDG Investments, which holds approximately 16% of the common shares of the Corporation, is not.  The Board is responsible for reviewing and approving the position description for the President, which shall include his authorities and accountabilities; the corporate goals and objectives for which the President shall be responsible; to monitor the President’s performance relative to these goals and objectives and to formally evaluate his performance at least annually.

The Compensation Committee is also responsible for reviewing the President’s recommendations respecting compensation of other senior executives of the Corporation, to ensure such arrangements reflect the responsibilities and risk associated with each position.  When determining the compensations, the Compensation Committee considers: (i) recruiting and retaining executives critical to the success of the Corporation and the enhancement of shareholder value; (ii) providing fair and competitive compensation compared to the remuneration paid by other reporting issuers similarly placed within the same business as the Corporation; (iii) balancing the interest of management and the Corporation’s shareholders; (iv) rewarding performance, both on an individual basis and with respect to operations in general.  In order to achieve these objectives, the compensation paid to the Corporation’s executive officers consists of a base salary and from time to time may consist of an incentive in the form of stock options.

The Compensation Committee conducts a review with regards to directors’ compensation once a year.  To make its recommendation on directors’ compensation, the Board of Directors takes into account the types of compensation, the amounts paid to directors of comparable publicly traded companies and risk of personal liability.  At July 31, 2005, the Corporation did not have a standard arrangement pursuant to which directors of the Corporation are compensated by the Corporation for their services in their capacity as directors except for receiving $500 for a directors meeting in person and $300 for a directors meeting by phone.  As of January 2006, a cash compensation of $1,000 monthly to each outside director and an additional $250 to the Chairman of the Board has been approved.   In addition, from time to time directors receive grants of stock options, under the Corporation’s stock option plan.

The Corporation maintains Directors’ and Officers’ Liability Insurance for its Directors and Officers.

Other Board Committees

The Corporation has also adopted a Technical Committee consisting of Jean Pierre Jutras, Shane Ebert and one independent director, Alan Craven.  The Technical Committee shall be appointed annually from among the members of the Board and must contain at least one independent director.  Its primary function is to assist the Board in fulfilling its oversight responsibilities by reviewing the Company’s technical activities and contents of news releases.  If the independent Director is not available then the Committee has been authorized to consult independent outside technical experts.

Assessments

The Board of Directors will annually complete a self-assessment of its performance to satisfy itself that the Board as a whole, its committees, and its individual directors are performing effectively.  The Board is contemplating developing a formal questionnaire to be completed by each director on an annual basis for the purpose of formally assessing the effectiveness of the Board as a whole, committees of the Board and the contribution of individual directors.  These questionnaires, and the issues arising therefrom, would then be reviewed and assessed by the Chairman on an annual basis or more frequently from time to time as need arose.  The Chairman would then take appropriate action as required based on the results obtained.

Audit Committee

Please see the text of the Audit Committee’s Charter attached as Schedule “A”.  Currently the majority of the Audit Committee does not consist of independent directors. Ms. Hayes is independent and Messrs. Smith and Ebert are not.  At July 31, 2005, Mr. Ebert was considered to be independent but was appointed Vice-President Exploration on November 18, 2005.  Mr. Smith is not considered to be independent as he is a director and officer of CDG Investments, which holds approximately 16% of the common shares of the Corporation.  The Corporation intends to rectify this situation following the Annual & Special Meeting.

External Auditor Services Fees (By Category)

For the last two fiscal years, the Corporation has paid the following amounts as external auditor service fees:

	Fiscal year ended July 31, 2005	Fiscal year ended July 31, 2004
Audit Fees (1)	$10,000	$11,450
Audit-Related Fees	$450	-
Tax Fees	$900	-
All Other Fees	-	-

(1)

Includes audit of accounts, review of financial statements, preparation of audit committee report, attendance at audit committee meeting and review of the Corporation’s Form 20F.

Exemption

The Corporation is relying upon the exemption in section 6.1 of Multilateral Instrument 52-110 since not all of the audit committee members are independent.

TERMINATION OF EMPLOYMENT, CHANGE IN RESPONSIBILITIES AND EMPLOYMENT CONTRACTS

The Corporation has an employment contract with Mr. Jutras, President and CEO, that requires 60 days advance notice of resignation and with Ms. Munro, Chief Financial Officer, that requires 45 days advance notice of resignation.  Mr. Jutras, under a termination clause in  his contract and subject to certain conditions, may receive a payout amount of 3 times the monthly remuneration, plus one additional payment of monthly remuneration for each year of service to the Corporation (or fraction thereof), provided however that the total sum does not exceed a maximum of 12 times the monthly remuneration. There are no other employment contracts between the Corporation and any executive officer.  There are no compensatory plans or arrangements with any other executive officer (including payments to be received from the Corporation or any subsidiary), which result or will result from the resignation, retirement or any other termination of employment of such executive officer or from a change of control of the Corporation or any subsidiary thereof or any change in such executive officer's responsibilities following a change in control.  In the event of a sale by the Corporation of all or substantially all of its assets or in the event of a change in control of the Corporation, each holder shall be entitled to exercise, in whole or in part, the options granted to such holder, either during the term of the option or within 90 days after the date of the sale or change of control, whichever first occurs.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out information as at the end of the Corporation's most recently completed financial year with respect to compensation plans under which equity securities of the Corporation are authorized for issuance.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by shareholders	3,980,000	$0.23	-
Equity compensation plans not approved by shareholders	2,370,000	$0.97	2,319,892
Total	6,350,000	$0.50	2,319,892

MANAGEMENT AND CONSULTING CONTRACTS

Remuneration for the services of Jean Pierre Jutras (President, Chief Executive Officer and Director) was paid to his company, 635280 Alberta Ltd. until January 31, 2006.  On February 1, 2006 Mr. Jutras became an employee of the Corporation and is paid directly at a monthly rate of $12,000 per month. Shane Ebert (Vice-President Exploration) bills the Corporation directly.   The services of Mr. Ebert are billed at $450 per diem respectively.    The services of Jennifer Munro (Chief Financial Officer) are paid directly to her, as she is an employee of the Corporation at a monthly rate of $7,080 per month.

INDEBTEDNESS OF DIRECTORS, SENIOR OFFICERS, EXECUTIVE OFFICERS AND OTHER MANAGEMENT

None of the directors and officers of Tyler, any proposed management nominee for election as a director of Tyler or any associate of any director, officer or proposed management nominee is or has been indebted to Tyler at any time during the last completed financial year.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Except as disclosed in this Management Proxy Circular, none of the directors or senior officers of the Corporation, nor any proposed nominee for election as a director of the Corporation, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to the issued shares of the Corporation, nor any associate or affiliate of the foregoing persons has any material interest, direct or indirect, in any transaction since the commencement of the financial year ended July 31, 2005 or in any proposed transaction which, in either case, has or will materially affect the Corporation.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED ON

Except as disclosed in this Management Proxy Circular, no director or senior officer of the Corporation nor any proposed nominee for election as a director of the Corporation nor any associate or affiliate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise in any matter to be acted on, other than the election of directors or the appointment of auditors.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is available through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) which can be accessed at www.sedar.com.  Financial information on the Corporation is provided in the comparative financial statements and management discussion and analysis of the Corporation, which can also be accessed at www.sedar.com.

DIRECTORS' APPROVAL

The Directors of the Corporation have approved the contents and sending of this Management Proxy Circular.

CERTIFICATE

The foregoing contains no untrue statement of material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it is made.

Dated at Calgary, Alberta this 3rd day of February, 2006.

“Jean Pierre Jutras”

“Jennifer Munro”

Jean Pierre Jutras

Jennifer Munro

President/CEO/Director

Chief Financial Officer

Tyler Resources Inc.

2005

Annual Report

Dear Shareholders,

During 2005, Tyler firmly established itself as one of the leading explorers in Mexico.  At the Bahuerachi project, we progressed from concepts to targets and from ideas to results. 53 drill holes completed to the end of 2005 have confirmed the presence of a large mineralized porphyry complex with associated high-grade polymetallic skarns, a significant new discovery for our Company.

In April of 2005, the Company completed a $9.88 million private placement financing, the most significant in the Company’s history. Consequently, Tyler is fully funded to complete its present drilling program.  This program will include approximately 35,000 meters of combined core and reverse circulation drilling using multiple drill rigs, a major exploration undertaking by any measure in our industry.

As with any new discovery, such as Bahuerachi’s Main Zone mineralized porphyry complex, multiple new targets emerge as the local geological knowledge base increases. During 2006, Tyler looks forward to continuing to deliver strong drilling results in the core of the Main Zone and expanding the footprint of the known mineralized system.  As the critical Main Zone work progresses, we continue to tie in and test new targets that include additional porphyry and skarn hosted polymetallic mineralization located well outside of the Main Zone as it is known today.

TYLER RESOURCES INC. A JUNIOR JUNIOR Exploration Company Undertaking a MAJOR Exploration Program In Mexico Copper Silver Zinc Gold Molybdenum TYS-TSX.V

We look at the current year as a milestone builder for the Company.  The main focus of the drilling program is to generate the data necessary to begin the process of building a 3D model of the mineralized complex below surface and outline a resource estimate for Bahuerachi’s Main Zone. From there, the Company will undertake the scoping studies required to confirm that exploration success can be turned into potentially economic discoveries.

With continued support from its shareholders, Tyler is looking forward to the challenge of demonstrating that world-class targets can deliver world-class deposits, creating wealth through discovery.

Respectfully submitted on

behalf of the Board of Directors,

Jean Pierre Jutras

President and CEO

Tyler Resources Inc. Consolidated Financial Statements July 31, 2005

Contents

Page

Auditors' Report

1

Consolidated Balance Sheets

2

Consolidated Statements of Operations and Deficit

3

Consolidated Statements of Cash Flows

4

Notes to the Consolidated Financial Statements

5-18

Auditors' Report

PricewaterhouseCoopers LLP Chartered Accountants

111 5th Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

October 26, 2005

Auditors' Report

To the Shareholders of Tyler Resources Inc.

We have audited the consolidated balance sheet of Tyler Resources Inc. as at July 31, 2005 and the consolidated statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at July 31, 2005 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in Canada.

The consolidated financial statements as at July 31, 2004, and for each of the two years then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated October 12, 2004.

Chartered Accountants

Calgary, Alberta

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Tyler Resources Inc.

Consolidated Balance Sheets

(Canadian dollars)

July 31		2005	2004
	ASSETS
Current
Cash and cash equivalents		$10,268,934	$2,344,456
Accounts receivable		20,084	12,711
Prepaids		13,381	6,304
Marketable securities		-	2,410
		10,302,399	2,365,881
OTHER ASSETS Note 4		41,991	39,741
CAPITAL ASSETS Note 5		76,447	49,736
MINERAL PROPERTIES Note 6		9,834,155	5,683,983
		$20,254,992	$8,139,341
	LIABILITIES
Current
Accounts payable and accrued liabilities		$313,498	$29,011
Related party payables and accrued liabilities Note 10		5,621	19,487
		319,119	48,498
SHAREHOLDERS' EQUITY
CAPITAL STOCK Note 7
Authorized:
i) an unlimited number of common voting shares
ii) an unlimited number of preferred shares
Issued:
86,698,929 common shares (2004-68,431,439)		21,620,259	13,051,242
CONTRIBUTED SURPLUS and WARRANTS Note 8		5,500,660	593,050
DEFICIT		(7,185,046)	(5,553,449)
		19,935,873	8,090,843
		$20,254,992	$8,139,341
Commitments Note 11

Approved by the Board

"Gregory Smith"                        Director

"James Devonshire"

 Director

 Gregory Smith                                                                      James Devonshire

See accompanying notes to the consolidated financial statements.

Tyler Resources Inc.

Consolidated Statements of Operations and Deficit

(Canadian dollars)

Years Ended July 31

	2005	2004	2003

INTEREST INCOME	$ 74,665	$ 25,460	$ 5,063

EXPENSES
General and administrative Note 7b)iv)	1,577,687	829,382	95,005
Professional fees	26,267	36,286	13,759
Reporting to shareholders	12,311	13,228	8,990
Stock exchange, filing and transfer agent fees	43,942	30,005	17,934
Amortization of capital assets	18,216	8,594	-
Overhead recoveries	-	(9,224)	(5,539)
Abandonment and write-down of mineral properties	-	261,959	45,818
Foreign exchange loss	27,839	-	-
Mineral property proceeds in excess of mineral property costs	-	-	(37,000)
	1,706,262	1,170,230	138,967

NET LOSS	$ (1,631,597)	$ (1,144,770)	$ (133,904)

DEFICIT, beginning of year	(5,553,449)	(4,408,679)	(4,274,775)

DEFICIT, end of year	$ (7,185,046)	$ (5,553,449)	$ (4,408,679)

LOSS PER SHARE Basic and diluted	$ (0.02)	$ (0.02)	$ (0.00)

WEIGHTED AVERAGE NUMBER OF SHARES
OUTSTANDING, basic and diluted	76,498,828	51,960,480	37,567,816

See accompanying notes to the consolidated financial statements.

Tyler Resources Inc.

Consolidated Statements of Cash Flows

(Canadian dollars)

Years Ended July 31

	2005	2004	2003

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:

OPERATING ACTIVITIES
Interest and other income received	$ 74,665	$ 34,684	$ 10,602
Cash operating expenses	(390,238)	(347,066)	(66,272)
	(315,573)	(312,382)	(55,670)

INVESTING ACTIVITIES
Mineral property expenditures	(3,810,474)	(1,034,307)	(199,897)
Option receipts net of finders’ fee	-	42,500	-
Arbitration settlement	-	546,247	-
Capital asset expenditures	(44,927)	(58,330)	-
	(3,855,401)	(503,890)	(199,897)

FINANCING ACTIVITIES
Private Placement proceeds net of issue costs	9,723,294	3,068,296	100,000
Exercise of warrants and options	2,352,333	129,750	-
Demand notes payable	-	(67,065)	67,065
Proceeds on disposal of other assets	19,825	27,837	51,022
Interest paid on notes payable	-	(6,067)	-
	12,095,452	3,152,751	218,087

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,924,478	2,336,479	(37,480)

CASH AND CASH EQUIVALENTS:

Beginning of year	2,344,456	7,977	45,457

End of year	$ 10,268,934	$ 2,344,456	$ 7,977

See accompanying notes to the consolidated financial statements.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

1.

Nature of operations

Tyler Resources Inc. is engaged in the business of mineral exploration and development.  Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties.  To date the Company has not received any revenue from mining operations and is considered to be in the development stage.

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned Mexican subsidiary Recursos Tyler S.A. de C.V.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 3.  Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values.  The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

2.

Changes in Accounting Policy

Asset Retirement Obligations

In 2004, the Company adopted the recommendations of CICA Handbook Section 3110, Asset Retirement Obligations.  This section required recognition of a legal liability for obligations relating to retirement of tangible long-lived assets that the Company is required to settle.  This would include obligations related to future removal of property and equipment, and site restoration costs.  Such asset retirement cost must be recognized as fair value in the period in which it is incurred by adding that amount to the carrying amount of the asset and amortized as a charge to earnings on a systematic basis over its useful life.  The change in the policy has had no effect on these consolidated financial statements.

As at July 31, 2005, management has estimated that the discounted clean-up obligations for future periods are not material at this time.

3.

Summary of significant accounting policies

a)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

b)

Cash and cash equivalents

Cash and cash equivalents includes bank and brokerage deposits and bankers acceptances and treasury bills with maturities equal to or less than 90 days at the date of acquisition.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

3.

Summary of significant accounting policies (Continued)

c)

Mineral properties

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis.  These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production.  If an area of interest is abandoned, the related costs are charged to operations.  The Company reviews the carrying values of mineral property interests on a quarterly basis by reference to the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property.  When the carrying value of the property exceeds its estimated net recoverable amount, an impairment provision is recognized for the decline in value.

Where the Company’s exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred.  The excess, if any, is credited to operations.  Option payments made by the Company are recorded as mineral property costs.  Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

d)

Capital assets

Capital assets include computer hardware and software, equipment, furniture and fixtures, a vehicle and leaseholds which are recorded at historical cost.  The declining-balance method is used to calculate amortization at rates of 20% to 30%.

e)

Joint interests

Certain of the Company's exploration and development activities are conducted jointly with others.  These financial statements reflect only the Company's proportionate interest in such activities. Although the Company holds certain interests in mineral properties through joint venture agreements, none of its operations are carried on through joint venture entities.

f)

Marketable Securities

Marketable securities consist of portfolio investments carried at the lesser of cost and market value.  They are classified as a current asset as they are capable of reasonably prompt liquidation.

g)

Investments

Portfolio investments are carried at cost, less a provision for declines in value that are considered to be other than temporary.

h)

Loss per share

 Basic loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding for the year.  Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.  For the years presented this calculation proved to be anti-dilutive.  The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  Under the treasury stock method only “in-the-money” dilutive instruments impact the dilution calculations.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

3.

Summary of significant accounting policies (Continued)

i)

Stock-Based Compensation

The Company follows the “fair value” method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options is determined and recorded as compensation cost and a credit to contributed surplus over the vesting period.  The fair value is determined using an option–pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

j)

Income taxes

Income taxes are recorded using the liability method of tax allocation.  Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

k)

Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at appropriate transaction date rates.  Gains and losses in translation are included in income.

The Company’s foreign subsidiary, Recursos Tyler S.A. de C.V., is considered financially and operationally dependent on the parent Company and, as such, is accounted for as an integrated operation whereby its accounts are translated into Canadian dollars using the method noted above.

l)

Financial instruments

The fair market value of the cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

m)

Asset retirement costs

The Company’s activities have primarily been focused on exploration directed toward the discovery of mineral resources.  When it is determined that a future reclamation and retirement cost is material, the costs will be accrued.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

4.

Other Assets

	2005	2004
Long-term investments:
Majescor Resources Inc.	$35,750	$33,500
Long-term prepaid expense	6,241	6,241
	$41,991	$39,741

In each of the years ended July 31, 2005 and July 31, 2004 the Company received 100,000 common shares and 50,000 purchase warrants of Majescor Resources Inc. as option payments on the Carat and Kelsey mineral properties.  The warrants received in 2004 may be exercised at $0.40 per share to March 5, 2007 and the warrants received in 2005 may be exercised at $0.45 per share to January 22, 2008. The Company sold 50,000 shares during the year for total proceeds of $3,075.  The Company held 150,000 (market value $25,500; 2004 - $21,000) shares and 100,000 warrants at July 31, 2005.

5.

Capital Assets

	2005	2004

Cost	$103,257	$58,330
Accumulated amortization	26,810	8,594
Net book value	$76,447	$49,736

6.

Mineral properties

		Saskatchewan	Northwest Territories	Mexico
2005 Exploration and development expenditures:	Total	Weedy Lake		Bahuerachi	Other
Balance July 31, 2004	$3,668,899	$1,744,159	$ 106,272	$1,811,106	$ 7,362
Geological consulting	550,453	-	-	548,078	2,375
Drilling	1,876,480	-	-	1,876,480	-
Drilling advances	139,697	-	-	139,697	-
Camp costs	429,709	-	-	429,709	-
Site preparation	558,693	-	-	558,693	-
Project field costs	305,870	-	-	305,870	-
Geophysical	68,492	-	-	68,492	-
Geochemical	159,530	-	-	159,530	-
Taxes and property maintenance	22,184	-	-	22,184	-
Survey	17,914	-	-	17,914	-
Environmental	55,644	-	-	55,644	-
Option payments	(119,000)	-	(119,000)	-	-
Balance July 31, 2005	7,734,565	1,744,159	(12,728)	5,993,397	9,737

Property acquisition costs:
Balance July 31, 2004	2,015,084	637,844	246,112	1,123,859	7,269
Costs incurred	84,506	-	-	84,506	-
Balance July 31, 2005	2,099,590	637,844	246,112	1,208,365	7,269
Total mineral properties July 31, 2005	$9,834,155	$2,382,003	$233,384	$7,201,762	$ 17,006

See accompanying notes to the consolidated financial statements.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

6.

Mineral properties (continued)

		Saskatchewan	Northwest Territories	Nunavut	Mexico
2004 Exploration and development expenditures:	Total	Weedy Lake		Keni	Bahuerachi	Other
Balance July 31, 2003	$3,707,687	$1,743,802	$ 698,247	$ 203,593	$1,048,902	$ 13,143
Geological consulting	137,254	357	1,813	2,753	132,331	-
Drilling	219,652	-	-	-	219,652	-
Camp costs	36,637	-	-	-	36,637	-
Site preparation	107,350	-	-	-	107,350	-
Project field costs	105,439	-	-	-	105,439	-
Geophysical	85,577	-	-	-	85,577	-
Geochemical	34,036	-	-	-	34,036	-
Taxes and property maintenance	36,538	-	-	-	36,538	-
Miscellaneous	(1,137)	-	-	-	4,644	(5,781)
Legal expenditure-arbitration	28,459	-	28,459	-	-	-
Finder’s fee Majescor option	7,500	-	7,500	-	-	-
Option payments	(83,500)	-	(83,500)	-	-	-
Arbitration settlement	(546,247)	-	(546,247)	-	-	-
Write-offs and abandonments	(206,346)	-	-	(206,346)	-	-
Balance July 31, 2004	3,668,899	1,744,159	106,272	-	1,811,106	7,362

Property acquisition costs:
Balance July 31, 2003	1,194,432	637,844	246,112	55,520	248,613	6,343
Costs incurred	876,264	-	-	92	875,246	926
Write-offs and abandonments	(55,612)	-	-	(55,612)	-	-
Balance July 31, 2004	2,015,084	637,844	246,112	-	1,123,859	7,269
Total mineral properties July 31, 2004	$5,683,983	$2,382,003	$352,384	$ -	$2,934,965	$ 14,631

Mexico

The principal exploration property in Mexico is Bahuerachi, owned by the Company’s wholly-owned subsidiary Recursos Tyler SA de CV, located in the state of Chihuahua roughly eight kilometres north of the town of La Reforma, Sinaloa.  Substantially all of the Company’s efforts and resources are devoted to the exploration of this project.  The base and precious metals of interest on the property are copper, gold, zinc and silver.  At July 31, 2005 the Company held a 95% interest in the property.  Pursuant to an option agreement with a Mexican national, (the “Optioner”), the remaining 5% property interest is convertible by the Company into a 10% net profits interest, which can be purchased at any time by the Company for $700,000 US.

Pursuant to the option agreement the Company is required to pay $50,000 U.S. annually to the optioner until the property commences production.

During the year ended July 31, 2004, the Company acquired a 40% interest in the Bahuerachi mineral property from CDG Investments Inc. (CDG), a Company related by virtue of certain common officers and directors.  The Company issued 13,336,000 shares at $0.06 per share in payment of the $800,000 purchase price.  The price was negotiated and agreed to by independent committees of the board of directors of both companies and came within the range of values assigned to the property by an independent geological consulting firm.  The transfer price represented both the cost of the property on the books of CDG on the transaction date and the approximate fair value of the property.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

6.

Mineral properties (continued)

Northwest Territories

The Carat property, in which the Company has a 30% interest, was subject to an option agreement with Diamondex Resources Ltd. (Diamondex).  Pursuant to the option agreement, Diamondex earned a 70% interest in the property by incurring $2,000,000 of exploration expenditures and issuing 200,000 common shares to the Company.

During the year ended July 31, 2004, pursuant to an Arbitration decision, the Company received $261,572 plus interest of $11,654, as reimbursement of joint venture over-expenditures associated with the Carat Joint Venture.  The Company also received $284,675 as reimbursement for legal and other costs incurred regarding the arbitration.  The awards were credited to the Carat property where the original property and arbitration costs had been capitalized.  The interest has been included in “interest and other” in the statement of operations.

The Company has granted Majescor Resources Inc., (Majescor), an option to acquire its approximate 30% interest, subject to a net profits interest retained by the Company of approximately 8%, in the Carat diamond exploration joint venture.  In order to purchase the interest Majescor will be required to pay the Company $300,000 in cash, (received $150,000), and issue 300,000 common shares, (received 200,000), and 200,000 warrants, (received 100,000: 50,000 with an exercise price of $0.40 per share expiring March 5, 2007 and 50,000 with an exercise price of $0.45 per share expiring January 22, 2008).  The final option payment is due January 23, 2006 and is comprised of 100,000 Majescor common shares, 100,000 common share purchase warrants exercisable at $0.55 per share to January 22, 2008 and a cash payment of $150,000.

Saskatchewan

The Company has a 50.1% interest in the Weedy Lake property.  During fiscal 2002 the Company entered into an option agreement with Golden Band Resources Inc. (Golden Band), whereby Golden Band can earn 50% of the company’s interest in the property, (25.05% of the total property interest).  In order to earn the interest, Golden Band was required to incur a minimum of $100,000 of exploration expenditures on the property in each of the first three years and a minimum of $1,500,000 in aggregate over four years.  On March 4, 2004, the Company notified Golden Band that it was in default of the option agreement.  The Company has agreed that Golden  Band will undertake a scoping study which will serve as the basis for negotiations on the acquisition of the Company’s remaining equity in the Golden Heart deposit by Golden Band and that, in the meantime, the Company will temporarily suspend the non-compliance provisions of the Weedy Lake option agreement.  In assessing the carrying value of the property, management utilized an external report in their calculation that verified a write-down is not necessary at this time.

Nunavut

During the year ended July 31, 2004, the Company and its joint venture partner, Northern Abitibi Mining Corp., returned the Keni property to the vendors and wrote-off the capitalized costs of approximately $262,000.  Management determined that initial exploration results did not warrant expending further option payments on the property.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

7.

Capital stock

a)

Common shares issued:

	2005		2004		2003
	Number of Shares	Stated Value	Number of Shares	Stated Value	Number of Shares	Stated Value
Balance, beginning of year	68,431, 439	$13,051,242	38,294,939	$ 9,050,246	36,219,939	$8,946,496
Issued for acquisition of mineral properties	-	-	13,336,000	800,000	75,000	3,750
Issued for cash:
Private Placement (net of issue costs of $164,706; 2004 - $332,454; 2003 – $Nil)	7,910,400	6,123,294	15,503,000	3,068,296	2,000,000	100,000
Exercise of options	3,137,740	538,950	277,500	30,700	-	-
Exercise of warrants	7,219,350	1,906,773	1,020,000	102,000	-	-
Balance, end of year	86,698,929	$21,620,259	68,431,439	$13,051,242	38,294,939	$9,050,246

During April, 2005 the Company completed a private placement of 7,910,400 units at $1.25 per unit for gross proceeds of $9,888,000.  Each unit was comprised of one common share plus one warrant that may be exercised at $1.75 to acquire one common share in accordance with the terms detailed under 7(b)(i) Warrants, below.  The warrants were allocated a value of $3,600,000 of the total issue price and this amount has been included in Contributed Surplus.   Arm’s length finders’ fees of $115,500 have been included in the $164,706 issue costs that have been deducted from the private placement proceeds.

Subsequent to year end, the Company issued 240,800 shares pursuant to the exercise of agents’ stock options for total consideration of $60,200, 2,277,670 common shares pursuant to the exercise of warrants for total consideration of $797,185 and 56,800 common shares pursuant to the exercise of employee options for total consideration of $10,800.

During December, 2003 the Company completed a private placement of 2,500,000 units at $0.06 per unit.  Each unit was comprised of one common share and one share purchase warrant with the attributes described in note 7(b)(i) below.  During March, 2004 the Company completed a brokered private placement of 13,003,000 units at $0.25 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant with the attributes described in note 7(b)(i) below.  Officers, directors or their immediate family subscribed to 313,333 units of the December, 2003 private placement and 125,000 units of the March 2004 private placement.  Pursuant to the brokered private placement the Company granted Agents’ Options whereby the Agents may acquire 1,040,240 Units at $0.25 per unit until September 16, 2005.   The Agent Units are comprised of 1,040,240 common shares and 520,120 warrants which may be exercised at $0.35 per share to acquire 520,120 common shares to September 16, 2005.  At July 31, 2005 795,240 Agents’ Options have been exercised.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

7.

Capital stock (continued)

b)

Stock options and warrants:

i)

Warrants

The following summarizes warrants outstanding at the respective year-ends:

Issue Date	Expiry Date	Number of Shares			Exercise Price
		2005	2004	2003
December 2, 2002	December 2, 2004	-	-	1,000,000	$0.10
December 23, 2003	December 23, 2004	-	2,480,000	-	$0.10
March 16, 2004	September 16, 2005	2,159,770	6,501,500	-	$0.35
April 25, 2005	April 26, 2007	4,017,800	-	-	$1.75
April 27, 2005	April 28, 2007	3,892,600	-	-	$1.75
		10,070,170	8,981,500	1,000,000

Warrants to purchase 2,500,000 common shares at $0.10 per share to December 23, 2004 were issued pursuant to the December 23, 2003 private placement.  Warrants to purchase 6,501,500 common shares at $0.35 per share to September 16, 2005 were issued pursuant to the March, 2004 private placement.  Pursuant to the March, 2004 private placement, Agents were granted options as outlined above that will allow the purchase of units comprised of common shares and warrants.  These warrants may be exercised at $0.35 per share until September 16, 2005.    Pursuant to the April, 2005 private placement, warrants exercisable at $1.75 per share were issued that may be exercised to acquire 4,017,800 and 3,892,600 common shares to April 26, 2007 and April 28, 2007 respectively.  The Company has the option to demand early exercise of these warrants on or after October 26 and 28, 2005 respectively if the trading price of the common shares on the TSX Venture Exchange has exceeded $2.50 for a period of thirty consecutive trading days prior to the demand being made.  Once demand to exercise has been made, the warrant holders have thirty days to exercise the warrants.

Directors, officers and control persons subscribed to 920,800 of the Units pursuant to the April, 2005 private placements.

The following weighted-average assumptions were used for the Black-Scholes valuation of warrants issued during the year:

Risk-free interest rate	3.04%
Expected life of options	2 years
Annualized volatility	116.50%
Dividend rate	0.00%

ii)

Employee and Consultant Options Outstanding

	Number of Shares
Expiry Date	2005	2004	2003	Price
January 23, 2006	225,000	1,057,500	1,285,000	$0.10
January 29, 2007	75,000	75,000	75,000	$0.12
July 22, 2007	1,450,000	1,500,000	-	$0.35
May 2, 2008	600,000	-	-	$1.50
December 15, 2008	730,000	2,190,000	-	$0.10
January 29, 2009	1,500,000	1,500,000	-	$0.20
December 16, 2009	1,300,000	-	-	$0.65
February 7, 2010	70,000	-	-	$1.54
June 13, 2010	200,000	-	-	$1.18
July 20, 2010	200,000	-	-	$1.00
	6,350,000	6,322,500	1,360,000

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

7.

Capital stock (continued)

The Company has an option plan, (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the Plan, the options that have been granted expire at the earlier of five years from the grant date or such date as the Directors determine, and not more than 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  The exercise price of the options granted under the Plan will not be less than the market price of the common shares, defined as the weighted average of the trading price per share for the last five trading days before the grant date.  The 70,000 options exercisable at $1.54 per share to February 7, 2010 vest in increments of 17,500 every six months commencing six months from the grant date of February 8, 2005.  The 200,000 options exercisable at $1.18 per share to June 13, 2010 vest in increments of 50,000 every six months commencing six months from the date of employment of June 13, 2005.  The remainder of the options outstanding vested on the grant date.  Refer also to note 7(a) re. Agents’ Options.

Option Transactions	Number of Options	Weighted-Average Exercise Price
As at July 31, 2002	1,900,000	$ 0.10
Expired	(540,000)	$ 0.10
As at July 31, 2003	1,360,000	$ 0.10
Granted	5,240,000	$ 0.20
Exercised	(277,000)	$ 0.10
As at July 31, 2004	6,322,500	$ 0.18
Granted	2,370,000	$ 0.97
Exercised	(2,342,500)	$ 0.11
As at July 31, 2005	6,350,000	$ 0.50

iv)

Stock-Based Compensation

Stock options granted during the year ended July 31, 2005 were valued at $1,401,000 (2004 - $596,000; 2003 - $Nil) of which $208,100 (2004 & 2003 - $Nil) is included in geological consulting in mineral properties and $1,192,900 (2004 - $596,000; 2003 - $Nil) is included in general and administrative expenses.  The valuations were calculated in accordance with the Black-Scholes Option Pricing Model using the following assumptions:

	2005	2004
Risk-free interest rate	3.53%	3.87%
Expected life of options	2 to 5 years	3 to 5 years
Annualized volatility	119.99%	122.27%
Dividend rate	0.00%	0.00%

8.

Contributed Surplus and Warrants

	2005	2004
Balance July 31	$593,050	$-
Warrants Note 7a	3,600,000	-
Stock Option Benefit Note 7b)iv)	1,401,000	596,000
Options exercised during the year	(93,390)	(2,950)
Balance July 31	$5,500,660	$593,050

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

9.

Income taxes

a)

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2005	2004	2003
Computed expected tax recovery at a combined Provincial and Federal rate of 34% (2004 – 34%; 2003 – 38%)	$ 555,000	$ 389,000	$ 51,000
Effect on income taxes resulting from:
Non-deductible expenses	(408,000)	(204,000)	-
Deductible capital items	36,000	24,000	-
(Increase) decrease in valuation allowance	(242,000)	(239,000)	21,000
Non-recognition of losses and future tax benefits for financial statement purposes	59,000	30,000	(72,000)
Future income tax recovery	$ -	$ -	$ -

The net future income tax asset is comprised of:
Tax value of resource properties in excess of book value	$ 179,000	$ 94,000
Non-capital losses carried forward for income tax purpuses	451,000	302,000
Investments with tax values exceeding book values	-	13,000
Share issue costs deductible for tax purposes	113,000	92,000
	743,000	501,000
Less valuation allowance	(743,000)	(501,000)
Future income tax asset	$ -	$ -

b)

The Company has incurred non-capital losses for income tax purposes of approximately $1,328,000 expiring at the following dates:

2006

$

33,000

2007

$

100,000

2009

$            180,000

2010

$

135,000

2011

$

349,000

2012

$

531,000

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

10.

Related party transactions and commitments

Companies, related by virtue of certain common officers and directors, and corporations in which certain of the Company’s officers or directors are shareholders, have provided services for consideration summarized below:

	2005	2004		2003
Geological and exploration	$98,000	$117,000	$	$ 56,000
Direct administrative	195,000	137,000		40,000
Office lease and operating	35,000	22,000		22,000
	$328,000	$276,000		$$118,000

The amounts due to related parties at July 31, 2005 and July 31, 2004 relate to the above amounts that were unpaid at year-end.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in revenue are overhead recoveries of $Nil (2004 - $9,000; 2003 - $6,000) charged to companies related by virtue of certain common officers and directors.

See also notes 6 and 7.

11.

Commitments

Pursuant to the Bahuerachi, Mexico option agreement, the Company is required to make annual option payments of $50,000 US in November of each year until the property commences commercial production.  The Company is committed, pursuant to a sublease with a company related by virtue of certain common officers and directors, to pay its share of base office rent.  The base rent for which it is committed aggregates $19,440 in fiscal 2006 and $8,160 in fiscal 2007.   The Company is also required to pay its share of annual associated lease operating costs which are expected to approximate $18,000 during fiscal 2006.

In July 2005, the Company entered into a drilling contract with a third party drilling company and committed to a maximum expenditure of $540,000 of diamond drilling and/or piping.

12.

Subsequent Events

In October 2005, the Company entered into a drilling contract with a third party drilling company and committed to a maximum expenditure of $465,000 of drilling.

13.

Comparative Amounts

Certain amounts have been restated to conform to presentation adopted in the current year.

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States generally accepted accounting principles (“U.S. GAAP”).  Had the Company followed U.S. GAAP, certain items on the financial statements of loss and deficit, and balance sheets would have been reported as follows:

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

Consolidated Statements of Operations and Deficit

For the years ended July 31,	2005 $	2004 $	2003 $
Net loss as shown in the financial statements	(1,631,597)	(1,144,770)	(133,904)
Adjustments to:
Exploration property expenditures(a)	(4,269,172)	(1,673,569)	(330,618)
Abandonments of property costs (a)	-	261,959	45,818
Mineral property recoveries (a)	119,000	629,747	-
Adjust write-offs and loss on sale of investments previously written-down for Canadian GAAP(c)	(15,260)	(33,618)	(45,352)
Net loss according to U.S. GAAP	(5,797,029)	(1,960,251)	(464,056)
Comprehensive loss (d)	(5,779,513)	(1,945,134)	(425,626)
Net loss per share (U.S. GAAP, basic and diluted)	(0.08)	(0.04)	(0.01)

Consolidated Balance Sheets

For the years ended July 31,	2005		2004
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Assets
Current assets (c)	10,302,399	10,302,405	2,365,881	2,365,881
Other assets (c)	41,991	31,741	39,741	27,241
Capital assets	76,447	76,447	49,736	49,736
Mineral properties (a)	9,834,155	-	5,683,983	-
	20,254,992	10,410,593	8,139,341	2,442,858
Liabilities and shareholders’ equity
Current liabilities	319,119	319,119	48,498	48,498
Shareholders’ equity
Capital stock	21,620,259	21,607,259	13,051,242	13,038,242
Contributed surplus (b)	5,500,660	5,645,660	593,050	738,050
Accumulated other comprehensive income (c & d)	-	(10,267)	-	(27,783)
Deficit	(7,185,046)	(17,151,178)	(5,553,449)	(11,354,149)
Total shareholders’ equity	19,935,873	10,091,474	8,090,843	2,394,360
	20,254,992	10,410,593	8,139,341	2,442,858

Consolidated Statements of Comprehensive Loss

For the years ended July 31,	2005 $	2004 $	2003 $
Net loss, US GAAP	(5,797,029)	(1,960,251)	(464,056)
Change in net unrealizable gains on available-for-sale investments	(4,004)	(15,513)	6,000
Realized portion of loss regarding investments sold during the year	21,520	30,630	32,430
Comprehensive loss (d)	(5,779,513)	(1,945,134)	(425,626)

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

Consolidated Statements of Cash Flows

For the years ended July 31,	2005		2004		2003
	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $	Canadian GAAP $	U.S. GAAP $
Operating activities (a)	(315,573)	(4,126,047)	(312,382)	(1,346,689)	(55,670)	(255,567)
Investing activities (a)	(3,855,401)	(44,927)	(503,890)	530,417	(199,897)	-
Financing activities	12,095,452	12,095,452	3,152,751	3,152,751	218,087	218,087
Cash and cash equivalents, beginning of year	2,344,456	2,344,456	7,977	7,977	45,457	45,457
Cash and cash equivalents, end of year	10,268,934	10,268,934	2,344,456	2,344,456	7,977	7,977

a)

Mineral properties

Under Canadian GAAP the costs relating to the acquisition and exploration of mineral properties are capitalized on an area of interest basis and charged against income through unit-of-production depletion, when properties are developed to the stage of commercial production.  Costs related to abandoned properties, and costs related to properties which the Company has assessed, based on the price of metals/minerals and general economic and market conditions, as not viable, are charged to other expenses in the year in which such determination is made.

Under U.S. GAAP the costs relating to mineral properties as defined above, which have not led to the identification of a commercially feasible property, are expensed in the year incurred and are charged to income (loss) from operations.  As a result, all costs associated with the exploration properties described in Note 6 have been written off for U.S. GAAP purposes.

b)

Stock-based compensation

Prior to August 1, 2002, the Company did not recognize compensation expense when stock options were granted.  Under U.S. GAAP, the Company adopted FAS 123, Accounting for Stock-Based Compensation, for stock options granted in its fiscal 2001 and 2002 years.  Therefore, the stock compensation expense for options granted prior to August 1, 2002 is included under U.S. GAAP causing the difference of $145,000 in contributed surplus between Canadian and U.S. GAAP.

c)

Investments

Under Canadian GAAP, portfolio investments in shares of public companies have been recorded at the lesser of cost and fair market value.  Under U.S. GAAP, the Company’s investments are classified as available-for-sale investments under FAS No. 115, Accounting for Certain Investments in Debt and Equity Securities.  As a result, the investments are recorded at fair value on the balance sheet, with unrealized holding gains and losses excluded from the determination of earnings and reported as a separate component of comprehensive income.  Included in other assets is an investment in Majescor Resources Inc. with a fair value of $25,500 at July 31, 2005 (2004 - $21,000).  Included in current assets is an investment in Nordic Diamonds Ltd. with a fair value of $6 at July 31, 2005 (2004 - $10).  An adjustment is made to comprehensive income on sale or impairment of the investment.

d)

Comprehensive income

Comprehensive income is measured in accordance with FAS No. 130, Reporting Comprehensive Income. This standard defines comprehensive income as all changes in equity other than those resulting from investments by owners and distributions to owners.  Comprehensive income comprises of net earnings and other comprehensive income where other comprehensive income is the change in equity during the period that arises from transactions and other events that are related to non-owner sources.  See the impending accounting changes (e) below for the new Canadian standard.

Tyler Resources Inc.

Notes to the Consolidated Financial Statements

(Canadian dollars)

July 31, 2005

14.

Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

e)

Impending Accounting Changes

Canadian GAAP

In January 2005, the CICA approved Handbook Section 1530, Comprehensive Income.  The new standard is intended to harmonize Canadian GAAP with U.S. GAAP.  The new standard is effective for the Company in the first quarter of 2008.

United States GAAP

FAS 154, Accounting Changes and Error Corrections, changes the requirements for the accounting for and reporting of a change in accounting principle.  The new standard is effective for the Company in fiscal 2006.

In December 2004, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“FAS”) No. 123(R), Share Based Payment, a revision to FAS 123, Accounting for Stock-Based Compensation.  This standard requires all share based payments (including employee stock options) to be measured at fair value and included in earnings.  FAS No. 123(R) is effective at the beginning of the first interim or annual reporting period commencing after December 15, 2005.  The Company adopted a policy of recognizing the cost of stock options at the beginning of fiscal 2002 and as a result anticipates no impact on our consolidated results of operations and financial conditions when FAS 123(R) becomes effective.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

The information included in this document should be read in conjunction with the audited consolidated financial statements for the year ended July 31, 2005 and related notes thereto.  The consolidated financial information in this Management Discussion and Analysis, (MD&A), is derived from the Company’s consolidated financial statements prepared in accordance with Canadian Generally Accepted Accounting principles.  The effective date of this MD&A is October 26, 2005.  All dollar amounts are in Canadian Dollars unless otherwise stated.

Forward Looking Statements

This Management Discussion and Analysis is based on a review of the Company’s operations, financial position and plans for the future based on facts and circumstances as of October 26, 2005.  Except for statements of fact relating to the Company certain information contained herein constitutes forward looking statements.  Forward looking statements are based on the opinions, plans and estimates of management at the date the statements are made and are subject to a variety of risks, uncertainties and other factors that could cause the actual results to differ materially from those projected by such statements.  The primary risk factors affecting the Company are discussed further in Note 17, “Risk”, below.  The Company undertakes no obligation to update forward looking statements if circumstances or management’s estimates, plans or opinions should change.  The reader is cautioned not to place undue reliance on forward looking statements.

1)

Principal Business of the Company

The Company is engaged exclusively in the business of acquisition, exploration and, if warranted, the development of natural resource properties. The Company has interests in exploration properties in Mexico, the Northwest Territories and Saskatchewan.  The Company is an “exploration company” as its properties have not yet reached commercial production and none of its properties are beyond the advanced exploration stage. At this time all work planned by the Company is directed at discovering mineralization and increasing understanding of the characteristics and economics of that mineralization.

The recoverability of the amounts comprising mineral properties is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain financing to complete the development of the properties where necessary and upon future profitable production; or, alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

The Company has no operating income and no earnings; exploration and operating activities are financed primarily by the issuance of common shares.  None of the Company’s properties are in production.  Consequently, the company’s net income is not a meaningful indicator of its performance or potential.

2)

Mineral Properties

Mexico

The principal exploration property in Mexico is Bahuerachi, owned by the Company’s wholly-owned subsidiary Recursos Tyler SA de CV, located in the state of Chihuahua roughly 8 kilometres north of the town of La Reforma, Sinaloa. Substantially all of the company’s efforts and resources are devoted to the exploration of this project. The base and precious metals of interest on the property are copper, gold, zinc and silver.  At July 31, 2005 the Company held a 95% interest in the property.  Pursuant to an option agreement with a Mexican national, (the “Optioner”), the remaining 5% property interest is convertible by the Company into a 10% net profits interest, which can be purchased at any time by the Company for $700,000 US.

During the year ended July 31, 2004 the Company, following completion of an airborne survey, undertook its Phase I drilling program with the completion of 12 drill holes for a cumulative 1,084 meters of drilling over approximately 600 meters of the mapped strike length of the property. The total cost of this program was approximately $1,637,000 of the $1,674,000 total exploration expenditure for that year.  Phase I drilling confirmed that the extensive and continuous nature of high grade copper, gold, silver and locally zinc-bearing breccia and skarn bodies represented valid exploration targets.

This program was financed by the Company’s private placements in December, 2003 and March, 2004 which raised net proceeds of approximately $3 million.

The Phase II Program, designed to cover approximately 11,000 meters of drilling and commenced during the year ended July 31, 2005, with expenditures totaling approximately $4 million by fiscal year end. This Program was subsequently substantially expanded based on continuing encouraging results. The Company plans to test the strike width, length and depth potential of

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

2)

Mineral properties – Mexico (continued)

the Bahuerachi main zone porphyry as well as test additional targets on site at an estimated cost of $8 million for drilling and infrastructure expansion over the forthcoming year.  This program will aim to clearly demonstrate the bulk tonnage potential of the system. This program will be financed by the proceeds of a private placement totaling $9.7 million concluded in April 2005.

The Company continues to be encouraged by the widespread mineralization encountered to date on the project with grades and widths confirming open pit style, bulk tonnage mining potential and is looking forward to accelerating its pace of exploration as rapidly as conditions allow.  Copper grades continue to fall well within the range of grades that are considered to have economic potential in the context of this property, and the presence of numerous additional metals, (gold, silver, zinc and molybdenum), could add considerable value to the complex.

Canada

a)

Northwest Territories

During the year ended July 31, 2004, the Company granted Majescor Resources Inc., (Majescor), an option to acquire its approximate 30% and 33% interests, subject to a net profits interest retained by the Company of approximately 8%, in the Carat and Kelsey diamond exploration joint ventures respectively. These two properties are the Company’s only interests in the Northwest Territories.

In order to purchase the interests, Majescor will be required to pay the Company $300,000 in cash, (received $150,000), and issue 300,000 common shares, (received 200,000), and 200,000 warrants, (received 100,000; 50,000 with an exercise price of $0.40 per share expiring March 5, 2007 and 50,000 with an exercise price of $0.45 per share expiring January 22, 2008).  The final option payment is due January 23, 2006 and is comprised of 100,000 Majescor common shares, 100,000 common share purchase warrants exercisable at $0.55 per share to January 22, 2008 and a cash payment of $150,000.

Majescor’s joint venture partner has indicated that a $660,000 exploration program has commenced for the Carat property.

b)     Saskatchewan-Weedy Lake

The Company has a 50.1% interest in the Weedy Lake property.  The property is located approximately 156 kilometers northeast of La Ronge, Saskatchewan.   During the year ended July 31, 2002 the Company entered into an option agreement with Golden Band Resources Inc., (Golden Band), whereby Golden Band could earn 50% of the Company’s interest in the property, (25.05% of the total property interest).  In order to earn the aforementioned interest, Golden Band was required to incur a minimum of $100,000 of exploration expenditures on the property in each of the first three years and a minimum of $1,500,000 in aggregate over four years.  On March 4, 2004, the Company notified Golden Band that it was in default of the option agreement.  The Company has agreed that Golden Band will undertake a scoping study which will serve as the basis for negotiations on the acquisition of Tyler’s remaining equity in the Golden Heart deposit by Golden Band and that, in the meantime, the Company will temporarily suspend the non-compliance provisions of the Weedy Lake option agreement.

In assessing the carrying value of the property, management utilized an external report in their calculation that verified a write-down is not necessary at this time.  While Management believes that the carrying value of the property will be realized in the sale and is optimistic that the sale can be arranged, they can provide no assurances that a sale will be concluded at this time.

3)

Operating Results

The net loss for the year ended July 31, 2005 of $1,632,000 represents a $487,000 increase over the prior year’s loss.  Overhead recoveries ceased to be an income source for the Company in the current year, as they pertained to fees received by the Company for acting as operator for the joint venture with CDG Investments Inc., (CDG).   The joint venture ceased when the Company bought CDG’s share of the Bahuerachi mineral property during fiscal 2004.  This resulted in a decrease in revenues of $9,000.  This was offset by an increase in interest income of $49,000 attributable to higher cash balances. Further, total expenses increased $536,000 from the comparative year.  The bulk of the increase is due to an increase in stock-based compensation of $597,000.  Stock-based compensation represents the value assigned to options that were granted to consultants, officers and directors during the period.  The value is calculated using the Black Scholes Option Pricing Model as described in note 7b)iv) to the financial statements.  The higher amount in the current period is primarily due to the increasing stock price of the Company.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

3)

Operating Results (continued)

 “General and administrative” expenses have increased approximately $748,000 from the comparative year.  The bulk of the increase is due to an increase in stock-based compensation of $597,000 as discussed above.  Administrative consulting fees increased approximately $54,000 from the comparative year, occupancy costs increased $14,000, office and secretarial costs $32,000, website and networking costs $9,000.  Salaries and benefits aggregated $20,000 during fiscal 2005 and $nil in the comparative year as there were no employees.  Directors’ and officers’ liability insurance costs aggregated $18,000 during fiscal 2005 and $nil in the comparative year when there was no policy in place.

With funds received from private placements, and renewed exploration on the Company’s Mexico property, the Company made a focused effort to increase shareholder value through increased exposure to the investment community.  The significant increase in consulting expenses related to the time committed to boosting the Company’s profile in the investment community, including attendance at, and preparation for, numerous presentations, responding to investor phone calls and inquiries, attendance at industry conventions and creating the new website.  More rigorous regulatory requirements are placing an added financial burden on the Company, particularly now that the Company must meet certain US filing requirements.  This is reflected in increased consulting costs and increased office and secretarial costs.  In addition various other administrative issues have become more demanding with the increased activity in the Company.  The private placement and the large number of warrants and options exercised in the year resulted in greater office and secretarial costs during the current year. The increased exploration has also resulted in greater administrative requirements and hence increased costs.

Occupancy costs increased as a result of the Company’s sublease being adjusted effective July 1, 2004 to reflect the Company’s greater utilization of shared office space.  The increase in website and networking expenses is associated with the cost of redesigning and maintaining the Company website during the current period.  Comparative costs were unusually low due to the relative inactivity of the Company in the comparative year that coincided with its limited working capital.

Professional fees decreased $10,000.  The Company incurred more in professional fees associated with the preparation of a Regulatory Filing Document, (the Form 20F), for the United States in the prior year as it was the first year for filing.

The Company had significantly more capital assets during the year ended July 31, 2005 than the comparative year resulting in a $10,000 increase in amortization of capital assets.  Stock exchange and transfer agent fees increased primarily as a result of the issuance of capital stock upon warrant exercises that were numerous during the current year.

As at July 31, 2005 the Company recorded a non-cash unrealized foreign currency translation loss of $28,000.  This figure reflects a more volatile relationship among the Canadian dollar, U.S. dollar and Mexican peso in fiscal 2005.  The Company did not have any foreign currency bank accounts in fiscal July 31, 2004.

4)

Liquidity and Capital Resources

At July 31, 2005, the Company had positive working capital of $10 million and cash and cash equivalents of $10.3 million.    The private placement netting $9.7 million was the most significant source of cash during the current year.   Cash was provided by the exercise of warrants and options during the current year for aggregate proceeds of $2.4 million and the sale of investments for proceeds of approximately $20,000.  The largest use of cash during the year ended July 31, 2005 related to mineral property expenditures, exploration advances and capital asset expenditures aggregating $3.9 million.  Further, cash was expended on operating expenditures in excess of interest income in the amount of $390,000.  The increase over the comparative amount was largely due to the increase in operating expenses discussed above.

During the prior year the Company received net $3.1 million through a private placement, $546,000 for the recovery of mineral property expenditures, $43,000 in cash option payments, $130,000 pursuant to the exercise of warrants and options and $20,000 from proceeds on the disposal of investments.  During the year ended July 31, 2004 the Company expended $1,093,000 on mineral properties and capital assets, and $73,000 on the repayment of notes payable and accrued interest.  The excess of cash operating expenditures over cash income items during the year ended July 31, 2004 was $312,000.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

4)

Liquidity and Capital Resources (continued)

Subsequent to year end, the Company issued 240,800 shares pursuant to the exercise of agents’ stock options for total consideration of $60,200, 2,277,670 common shares pursuant to the exercise of warrants for total consideration of $797,185 and 56,800 common shares pursuant to the exercise of employee options for total consideration of $10,800.

Significant changes in working capital amounts were as follows:

Payables and accrued liabilities, (combined related and non-related) increased by approximately $271,000.  This large increase is attributable to the significant drilling and exploration activity on the Bahuerachi, Mexico mineral property at year end.  The Phase 1 drilling program was completed in June, 2004, hence all significant property-related expenditures were paid by the July 31, 2004 year-end.  The Phase 2 program did not commence until September, 2004.

5)

Selected Annual Financial Information

The following selected financial data has been extracted from the audited consolidated financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal years indicated and should be read in conjunction with those audited financial statements.

For the years ended or as at July 31,	2005	2004	2003
Financial Results
Interest and other income	$ 74,665	$ 34,684	$ 10,602
Net Loss	$ (1,631,597)	$ (1,144,770)	$ (133,904)
Basic and diluted loss per share	$ (0.02)	$ (0.02)	$ 0.00
Financial Position
Working capital	$ 9,983,280	$ 2,317,383	$ (266,793)
Total assets	$ 20,254,992	$ 8,139,341	$ 4,960,470
Share Capital	$ 21,620,259	$ 13,051,242	$ 9,050,246
Contributed Surplus	$ 5,500,660	$ 593,050	$ -
Deficit	$ (7,185,046)	$ (5,553,449)	$ (4,408,679)

Earnings can vary significantly depending on the amount and timing of the write-off of mineral properties.  Mineral property write-offs net of applicable deferred tax recoveries, where applicable, and proceeds received on mineral properties in excess of their carrying cost aggregated $nil in fiscal 2005, ($262,000 – 2004; $46,000 – 2003).  The Company commenced to account for stock option expense as compensation cost in the statement of earnings effective August 1, 2002.  The stock option expense in the year ended July 31, 2005 of $1,401,000 ($596,000 – 2004; $Nil - 2003) of which $208,100 (2004 & 2003 - $Nil) was capitalized to geological consulting in mineral properties and $1,192,900 (2004 - $596,000; 2003 - $Nil) is included in general and administrative expenses.  This contributed greatly to the loss for the year.   The remaining variations can be primarily attributed to fluctuations in general and administrative costs that increase as exploration activity increases such as in fiscal 2005.  The Company had limited cash resources in 2003, hence less exploration and reduced general and administrative support costs.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

6)

Selected Quarterly Information

The following selected financial data has been extracted from the unaudited interim financial statements, prepared in accordance with Canadian Generally Accepted Accounting Principals, for the fiscal periods indicated and should be read in conjunction with those unaudited financial statements.

Three months ended:	July 31 2005 Q4 2005	Apr 30 2005 Q3 2005	Jan 31 2005 Q2 2005	Oct 31 2004 Q1 2005	July 31 2004 Q4 2004	April 30 2004 Q3 2004	Jan 31 2004 Q2 2004	Oct 31 2003 Q1 2004
Interest & Other	$ 45,487	$ 9,886	$ 8,814	$10,478	$ 9,671	$ 3,984	$ 151	$ 20,878
Net loss before mineral property write-offs and stock option compensation	$(106,568)	$(120,996)	$(108,906)	$(102,227)	$(83,334)	$(106,554)	$(85,620)	$(11,303)
Stock option compensation expense	(486,900)	-	(706,000)	-	(217,000)	-	(379,000)	-
Mineral property write-offs	-	-	-	-	(261,959)	-	-	-
Net Loss	$(593,468)	$(120,996)	$(814,906)	$(102,227)	$ (562,293)	$ (106,554)	$ (464,620)	$(11,303)
Basic and diluted loss per share	(0.01)	0.00	$ (0.01)	$ 0.00	$ (0.01)	$ 0.00	$ (0.01)	$ 0.00

Interest revenue varies with the amount of invested cash and interest rates.  During the quarter ended October 31, 2003 the Company received approximately $12,000 of interest pursuant to an arbitration award in their favour. Further, included in “interest and other” in the quarter ended October 31, 2003 is approximately $9,000 of overhead fees received regarding a mineral property joint venture for which Tyler acted as operator.  Tyler ceased to be operator on joint venture projects during the quarter ended January 31, 2004 and no longer earned overhead fees thereafter.  The increase in July 31, 2005 quarter ended interest and other is in relation to the increase in invested cash.  The most significant influence on net income/loss is the amount of mineral property write-offs and the recognition of stock option compensation expense.  During the two quarters ended October 31, 2003, losses before these items were limited as the Company sharply cut back its expenses given limited cash during the period.  The quarter ended April 30, 2004 had an unusually higher loss due to a sharp increase in consulting costs and promotional costs associated with marketing the Company to achieve equity financing.  The higher Q1, Q2, Q3 and Q4, 2005 losses were primarily due to increased expenses associated with the increase in exploration and the efforts to boost the Company’s profile in the investment community. Further, expenses increased as a result of new regulatory requirements including fees associated with US filings.  Finally, the administration associated with private placements and warrant conversions contributed to increased expenses and losses.

7)

Non-Arm’s Length Transactions

The following non-arm’s length transactions occurred during the year ended July 31, 2005, (rounded to the nearest $1,000):

i)   paid or accrued $19,000 to a corporation related by virtue of certain common officers and directors for rent of shared office space and $18,000 for lease operating costs and miscellaneous office expenses.

ii)  paid or accrued $242,000 for consulting fees charged by officers’ companies and directors on a per diem basis for geological and administrative services provided.  (Geological fees directly related to specific mineral properties have been capitalized to those properties.)

iii)  paid or accrued to a corporation related by virtue of certain common officers and directors $51,000  for allocated office and secretarial expenses

The purpose of paying related companies for rent and office expenses is to realize certain economies experienced by sharing office and administrative services.

8)

Mineral Property and Exploration Expenditures

See the detailed schedule of expenditures that forms part of the audited consolidated financial statements.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

9)

Professional Fees

Professional fees for the years ended July 31, 2005 and July 31, 2004 were comprised of the following:

	July 31, 2005	July 31, 2004
Audit and accounting fees	$ 7,350	$ 6,300
US filing legal and accounting	10,387	20,426
Legal	8,530	9,560
Total	$ 26,267	$ 36,286

10)

 General and Administrative Expenses

The following are the significant expenditures included in this financial statement category in the Statement of Operations for the years ended July 31, 2005 and July 31, 2004:

	July 31, 2005	July 31, 2004
Administrative consulting fees	$ 169,636	$ 115,802
Salaries and benefits	20,428	-
Insurance	8,358	4,134
Directors and officers insurance	17,917	-
Occupancy costs	36,883	22,742
Office and secretarial	76,779	51,235
Website and networking	10,428	1,620
Travel and promotion	39,615	32,867
Investor publications	4,743	4,982
Stock based compensation	1,192,900	596,000
Total General and Administrative Expense	$1,577,687	$ 829,382

11)

Capital Stock, Contributed Surplus and Warrants

a)

Authorized and Issued

                            Authorized:  Unlimited number of common voting shares

  Unlimited number of preferred shares

                            Issued:

                            Changes to issued share capital and contributed surplus from July 31, 2005 to October 26, 2005 were as follows:

	Number of shares	Capital Stock Amount	Contributed Surplus and Warrants Amount
Balance July 31, 2005 (financial statement Note 7a)	86,698,929	$ 21,620,259	$ 5,500,660
Stock option benefit	297,600	79,249	14,767
Shares issued pursuant to exercise of warrants	2,277,670	797,185	-
Balance October 26, 2005	89,274,199	$22,496,693	$ 5,515,427

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

b)

Stock Options

                            Employee and Consultants’ Options

                            During the period from July 31, 2005 to October 26, 2005, the following employee and consultants’ stock option                                      transactions occurred:

	Number of options	Average Price
Balance July 31, 2005 (financial statement Note 7b)iii)	6,350,000	$0.50
Granted	-	-
Exercised	56,800	-
Balance October 26, 2005	6,293,200	$0.51

The following summarizes employee and consultants’ stock options outstanding at October 26, 2005:

Expiry Date	Number of shares	Exercise price
January 23, 2006	225,000	$0.10
January 29, 2007	68,200	$0.12
July 22, 2007	1,450,000	$0.35
May 2, 2008	600,000	$1.50
December 15, 2008	730,000	$0.10
January 29, 2009	1,450,000	$0.20
December 16, 2009	1,300,000	$0.65
February 7, 2010	70,000	$1.54
June 13, 2010	200,000	$1.18
July 20, 2010	200,000	$1.00
	6,293,200

Agents’ Options

Pursuant to the brokered private placement during March, 2004, the Company granted options to agents, (Agents’ Options), allowing them to purchase 1,040,240 Units at $0.25 per unit until September 16, 2005.  Each unit is comprised of one common share and ½ of a share purchase warrant.  Each whole purchase warrant may be exercised at $0.35 per share until September 16, 2005 to acquire one common share.   During the period from August 1, 2004 to October 26, 2005 agents exercised options to acquire 1,036,040 common shares and 518,020 warrants.  As at September 16, 2005, the options and warrants expired leaving 4,200 unexercised options.

c)

Warrants

Warrants to purchase 2,500,000 common shares at $0.10 per share to December 23, 2004 were issued pursuant to the December 23, 2003 private placement.  Warrants to purchase 6,501,500 common shares at $0.35 per share to September 16, 2005 were issued pursuant to the March, 2004 private placement.  Pursuant to the March, 2004 private placement, Agents were granted options as outlined above that will allow the purchase of units comprised of common shares and warrants.  These warrants were exercisable at $0.35 per share until September 16, 2005.  Pursuant to the April, 2005 private placement, warrants exercisable at $1.75 per share were issued that may be exercised to acquire 4,017,800 and 3,892,600 common shares to April 26, 2007 and April 28, 2007 respectively.  The Company has the option to demand early exercise of these warrants on or after October 26 and 28, 2005 respectively if the trading price of the common shares on the TSX Venture Exchange has exceeded $2.50 for a period of thirty consecutive trading days prior to the demand being made.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

11)

Capital Stock and Contributed Surplus (continued)

c)

Warrants (continued)

Once demand to exercise has been made, the warrant holders have thirty days to exercise the warrants. The following summarizes the balances as at October 26, 2005 and changes in each of these warrants during the period from July 31, 2005 to October 26, 2005:

Expiry Date	Number of shares	Exercise price	Expiry Date
2004 Private Placement Warrants		$0.35	Sept.16, 2005
Balance July 31, 2005 (Note 7b)i) financial statements)	2,122,500
Exercised	(2,122,500)
Expired	-
Balance October 26, 2005	-
2004 Private Placement Agents’ Warrants		$0.35	Sept.16, 2005
Balance July 31, 2005 (Note 7b)i) financial statements)	37,270
Issued pursuant to Agents’ Option exercise	120,400
Exercised	(155,170)
Expired	2,500
Balance October 26, 2005	-
2005 Private Placement Warrants		$1.75
Balance July 31, 2005 (Note 7b)i) financial statements)	4,017,800		Apr.26, 2007 (1)
Balance July 31, 2005 (Note 7b)i) financial statements)	3,892,600		Apr.28, 2007 (1)
Exercised	-
Balance October 26, 2005	7,910,400
Total warrants outstanding October 26, 2005	7,910,400

                          (1) The Company may demand the early exercise of these warrants under the conditions described above.

d)

Escrow Shares

There are no escrow shares

e)

Fully Diluted

Assuming all outstanding options and warrants were converted into common shares effective October 26, 2005, the Company’s outstanding common shares would aggregate 100,902,529.

12)

 Officers and Directors

G.A.James Devonshire

Director, Chairman and CEO

Jean Pierre Jutras

Director, COO and President

Gregory Smith

Director

Lesley Hayes

Director

Shane Ebert

Director

Alan Craven

Director

Barbara O’Neill

Corporate Secretary

13)

Contractual Obligations

Pursuant to the option agreement regarding the Bahuerachi, Mexico mineral property, the Company is required to pay the optioner $50,000 US annually in November of each year until the property commences commercial production.

The Company is committed, pursuant to a sublease with a company related by virtue of certain common officers and directors, to pay its share of base office rent.  The base rent for which it is committed aggregates $19,440 in fiscal 2006 and $8,160 in fiscal 2007.   The Company is also required to pay its share of annual associated lease operating costs which are expected to aggregate approximately $18,000 in fiscal 2006.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

13)

Contractual Obligations (continued)

In July 2005, the Company entered into a drilling contract with a third party drilling company and committed to a maximum expenditure of $540,000 of diamond drilling and/or piping.

In October 2005, the Company entered into a drilling contract with a third party drilling company and committed to a maximum expenditure of $465,000 of drilling.

14)

Financings, Principal Purposes and Milestones

In March 2004, the Company closed a brokered private placement of 13,003,000 units at $.25 per unit for gross proceeds of $3,250,750, (net $2,921,796).  The proceeds were earmarked to finance the Company’s two-phase drilling and exploration programs on Bahuerachi and working capital.  Approximately $700,000 was expended on exploration on Bahuerachi during the period between the financing and July 31, 2004. During the year ended July 31, 2005 the remaining proceeds were expended on the Bahuerachi property and working capital requirements.  The exercise of warrants and options provided additional financing, as the expenditures incurred in the year ended July 31, 2005 aggregated $3,850,000.  In the Q2 MD&A, the company indicated that approximately $2 million of costs were budgeted to be incurred on the Bahuerachi property subsequent to January 31, 2005.  Costs incurred from January 31, 2005 to July 31, 2005 aggregated approximately $2.9 million.  $1.4 million of these costs were incurred in Q4 as the reverse circulation drill rig was terminated in April 2004 resulting in 18 holes being drilled rather than the 25 that were budgeted.  The reverse circulation drill rig was up and running in December 2004 to April 2005.

The Company raised an additional $9,723,000 (net), during the remainder of fiscal 2005 through a non-brokered private placement.  These funds have been earmarked to expand the Bahuerachi exploration program further.  The Company plans to complete an additional 9,200 meters of core drilling by December 31, 2005 at an estimated budget of $5 million, and will design and begin implementing an appropriate metallurgical study program.  Once an RC drill is active again on the property, which is currently estimated to be January 2006, the Company will also begin a resource estimation program within areas successfully drilled to that time.

15)

Exploration Expenditures

Refer to the Schedule of Mineral Properties included in the audited consolidated financial statements.

16)

Investor Relations

During the years ended July 31, 2005 and July 31, 2004 the Company paid $Nil to an investor relations individual or firm.  All investor relations activities, which included answering investor inquiries and providing information to brokers and potential investors, was undertaken by Company officers during the periods.

Subsequent to year end, the Company appointed an investor relations firm to assist the Company in the development and implementation of a full service investor relations program.

17)

Risks

The success of the Company’s business is subject to a number of factors including, but not limited to, those risks normally encountered in the mineral exploration industry such as operating hazards, exploration uncertainty, increasing environmental regulation, competition with companies having greater resources, lack of operating cash flow, and foreign currency fluctuations.

There is intense competition within the minerals industry to acquire properties of merit, and Tyler competes with other companies possessing greater technical and financial resources.  Even if desirable properties are secured, there can be no assurances that the Company will be able to execute its exploration programs on its proposed schedules and within its cost estimates, whether due to weather conditions in the areas where it operates, increasingly stringent environmental regulations and other permitting restrictions, or other factors related to exploring, such as the availability of essential supplies and services.

There can be no assurances the Company will continue to be able to access the capital markets for the funding necessary to acquire and maintain exploration properties and to carry out its desired exploration programs.  As the Company relies on the sale of its common shares to finance operations and exploration, the state of the markets will affect its ability to raise additional capital.  The state of the markets is dependent on investor confidence and the price of mineral resources at any point in time, among other things.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

17)

Risks (continued)

Ultimately, even if Tyler discovers mineral deposits, the economics of any potential projects may be affected by many factors beyond the capacity of the Company to anticipate and control, such as the marketability of the minerals, government regulations relating to health, safety and the environment, the scale and scope of royalties and taxes on production, and demands for “value added” processing of minerals.

The Company is exposed to fluctuations in the exchange rate between the Canadian dollar, U.S. dollar and Mexican peso.   The majority of the mineral exploration costs are denominated in U.S. dollars.  When appropriate, the Company purchases U.S. dollars to try to mitigate this risk factor.

18)

Outlook

The Company’s primary objective is to discover mineral resources in economic quantities capable of supporting an operating mine.  As the Company does not have expertise in operating a mine, should it discover such a promising property, it would attempt to ally with a more senior mining company that might option-in on the property or purchase the property outright.  The Company’s most promising property at this time is its Bahuerachi, Mexico property.  The Phase I and II drilling programs have delivered promising results to date and the Company is continuing to undertake the Phase II drilling program.  With the completion of the $9.9 million private placement during April, 2005, and warrant and option exercises that contributed approximately $2.3 million to the treasury during the year ended July 31, 2005, the Company considers itself to be well-positioned financially to pursue additional exploration.

19)

Critical Accounting Estimates

Preparation of our consolidated financial statements requires the use of estimates and assumptions that can affect reported amounts of assets, liabilities, revenues and expenses.  Accounting policies relating to asset impairments, amortization of property and equipment, and site reclamation accruals are subject to estimates and assumptions.

Decisions to write-off or not to write-off, all or a portion of our investment in various properties, especially exploration properties, subject to impairment analysis are based on our judgment as to the actual value of the properties and are therefore subjective in most cases.  Exploration properties were found to be impaired were written-off in 2004.

Listed below are the accounting estimates that we believe are critical to our financial statements due to the degree of uncertainty regarding the estimates or assumptions involved and the magnitude of the asset, liability, revenue or expense being reported.

•

The most significant accounting estimate for the Company relates to the carrying value of its mineral property assets.  Mineral properties consist of exploration and mining concessions.  Acquisition and leasehold costs and exploration costs are capitalized and deferred until such time as the property is put into production or the properties are disposed of either through sales or abandonments.  The estimated values of all properties are assessed by management on a quarterly basis by reference to the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property.  When carrying value of the property exceeds its estimated net recoverable amount, an impairment provision is recognized for the other than temporary decline in value.

•

Another significant accounting estimate relates to accounting for stock-based compensation.  The Company uses the Black-Scholes Option Pricing Model.  Option pricing models require the input of highly subjective assumptions including the expected price volatility.  Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options granted and vested during the year.

•

Accounting for reclamation obligations requires management to make estimates of reclamation and closure costs to be incurred in the future as required to complete the reclamation and environmental remediation work mandated by existing laws and regulations.  Actual costs incurred in future periods could differ from amounts estimated.  Additionally, future changes to environmental laws and regulations could increase the extent of reclamation and remediation work required.  Based upon our current situation, a 10% increase in total future reclamation and closure costs would still be immaterial.

TYLER RESOURCES INC.

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED JULY 31, 2005

20)

New Accounting Policies

Asset Retirement Obligations

Effective August 1, 2004, the Company adopted the new recommendation of the Canadian Institute of Chartered Accountants relating to asset retirement obligations.  This recommendation replaces the previous method of accounting for asset retirement liabilities on an accrual basis.  The Company has adopted the standard on a retroactive basis. Since there were no material obligations relating to prior periods, no restatement was necessary.  An asset retirement obligation is a legal obligation associated with the retirement of tangible long-lived assets that the Company is required to settle.  This would include obligations related to future removal of property and equipment, and site restoration costs.  Under the new standard, a liability, for the fair value of environmental and site restoration obligations, is recorded when the obligations are incurred and the fair value can be reasonably estimated.  The fair value of the obligations is based on the estimated cash flow required to settle the obligations discounted using the Government of Canada Bond Rate for the applicable term adjusted for the Company’s credit rating.  The fair value of the obligations is recorded as a liability with the same amount recorded as an increase in capitalized costs.  The amounts included in capitalized costs are depleted using the unit-of-production method at such point that the mineral property achieves commercial production, or the costs will be written-off at such time that Management considers that the value of the related property has been impaired.  The liability is adjusted for accretion expense representing the increase in the fair value of the obligations due to the passage of time.  The accretion expense is recorded as an operating expense.

During the current fiscal year the Company commissioned a study to be performed by an unrelated Environmental and Social Impact consulting company that would outline the Company’s legal and social responsibilities associated with the Bahuerachi property.    The study was received by the Company on June 7, 2005.  The costs to revegetate where roads and drilling platforms have been bulldozed and to address slope stabilization and natural drainage will have to be incurred after the Company has completed exploration on the property.  There is little vegetation in the region as a result of limited top soil, and what vegetation there is tends towards natural regrowth.  At this time, the Company feels that the total costs are immaterial.

21)

Disclosure Controls and Procedures

Management, including the Company’s Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness and operation of the Company’s disclosure controls and procedures. The Chief Executive Officer and Chief Financial Officer concluded that, as of July 31, 2005, the disclosure controls and procedures were effective, in all material respects, to ensure that information required to be disclosed in the reports the Company files and submits under the Exchange Act is recorded, processed, summarized and reported as and when required. The Company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company’s management, including its Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

22)

Other

Additional information relating to the Company may be found on SEDAR at www.sedar.com and at their website www.tylerresources.com.

CORPORATE INFORMATION

Head Office:

Legal Counsel:

Suite 500, 926-5th Avenue S.W.

TingleMerritt LLP

Calgary, Alberta, T2P 0N7

1250 Standard Life Building

Ph: 403-269-6753

639-5th Avenue S.W.

Fax: 403-266-2606

Calgary, Alberta, T2P 0M9

Directors:

Graubard Miller

405 Lexington Avenue

Jean Pierre Jutras

New York, NY 10174-1901

Alan Craven

Lesley Hayes *

Bank:

Gregory Smith *

Shane Ebert *

HSBC Bank of Canada

* Audit Committee

407-8th Avenue S.W.

Calgary, Alberta, T2P 1E5

Officers:

Auditors:

Jean Pierre Jutras, President and CEO

PricewaterhouseCoopers LLP

Shane Ebert, Vice-President Exploration

Suite 3100, 111-5th Ave S.W.

Jennifer Munro, Chief Financial Officer

Calgary, Alberta, T2P 5L3

Barbara O’Neill, Secretary

Gregory Smith, Chairman

Transfer Agent & Registrar:

Listed:

Computershare Trust Company of Canada

TSX Venture Exchange

#600, 530-8th Avenue S.W.

Calgary, Alberta, T2P 3S8

Website:

Symbol:

www.tylerresources.com

TYS

Email:

inquiries@tylerresources.com